FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	March	…………………………………………………… ,	2014…...

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-…………………

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	March 4, 2014	….	By ……/s/…… Shinichi Aoyama………
(Signature)*

Shinichi Aoyama
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice of Convocation of the Ordinary General Meeting of Shareholders for the 113th Business Term

To Our Shareholders

We are pleased to present our notice of convocation of the Ordinary General Meeting of Shareholders for the 113th Business Term (from January 1, 2013 to December 31, 2013).

In the current business term, the U.S. and Japanese economies recovered at a moderate pace during the second half, while the European economy experienced a prolonged downturn and the growth of China and other emerging economies slowed down further. On the whole, economic conditions remained unfavorable with a sense of lingering stagnation.

The Canon Group, in the current business term, which is the third year of Phase IV (2011 to 2015) of our “Excellent Global Corporation Plan,” strived to improve our business results by taking various measures and making all-out efforts under the basic policy of “Decisively implement reforms and achieve sound business growth in the face of the current turbulent business environment.” As a result, under the difficult

For the term-end dividend, we will propose to pay 65.00 yen per share at the Ordinary General Meeting of Shareholders for the 113th Business Term. This is in appreciation for the ongoing support of our shareholders and for the purpose of realizing stable and proactive shareholder returns. Combined with the interim dividend (65.00 yen per share), dividends for this year will be 130.00 yen per share, which is the same as the previous term that included payment of a special dividend (10.00 yen per share).

business conditions, we achieved sales revenue and profit growth.

As for business conditions going forward, although we cannot be too optimistic, the global economy, especially the U.S. and Japanese economies, is expected to recover at a moderate pace as a whole. Under these conditions, the Canon Group remains united in its commitment to further improve our business results and return to the growth path.

We look forward to your continued support and encouragement.

March, 2014

Index
NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 113TH BUSINESS TERM	P. 3
REFERENCE DOCUMENTS FOR GENERAL MEETING OF SHAREHOLDERS	P. 4
(Materials delivered pursuant to Article 437 and Article 444 of the Corporation Law)
BUSINESS REPORT
1. Current Conditions of the Canon Group	P. 15
2. Shares of the Company	P. 30
3. Share Options of the Company	P. 31
4. Directors and Audit & Supervisory Board Members	P. 32
5. Accounting Auditor	P. 34
6. Systems for Ensuring Propriety of Operations	P. 35
CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets	P. 37
Consolidated Statements of Income	P. 38
Consolidated Statement of Equity	P. 39
Notes to Consolidated Financial Statements	P. 40
FINANCIAL STATEMENTS
Balance Sheets	P. 42
Statements of Income	P. 43
Statement of Changes in Net Assets	P. 44
Notes to Non-Consolidated Financial Statements	P. 45
AUDIT REPORTS
ACCOUNTING AUDIT REPORT OF ACCOUNTING
AUDITOR ON CONSOLIDATED FINANCIAL STATEMENTS	P. 47
ACCOUNTING AUDIT REPORT OF ACCOUNTING AUDITOR	P. 48
AUDIT REPORT OF AUDIT & SUPERVISORY BOARD	P. 49
REFERENCE
Topics	P. 51
Notes	P. 53
Information on Share Handling Procedures	P. 53
Information on the Company’s Investor Relations Website	P. 54

The map of the place of the General Meeting of Shareholders

Securities Code: 7751 March 3, 2014
TO OUR SHAREHOLDERS
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo Fujio Mitarai Chairman & CEO

        NOTICE OF CONVOCATION

        OF

        THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

FOR THE 113TH BUSINESS TERM

Notice is hereby given that the Ordinary General Meeting of Shareholders for the 113th Business Term of Canon Inc. (the “Company”) will be held as described below and that you are invited to attend the Meeting.

If you do not expect to attend the Meeting, you may exercise your voting rights in writing or by electromagnetic means (Internet etc.) in accordance with the “Guidance Notes on the Exercise of Voting Rights” (pages 13-14). After reviewing the following Reference Documents for General Meeting of Shareholders, please exercise your voting rights by no later than 5:00 p.m. on March 27 (Thursday), 2014 (Japan time).

1. DATE AND TIME:	March 28 (Friday), 2014 at 10:00 a.m. (Japan time)
2. PLACE:	Headquarters of the Company
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo
(Please see the map at the end of this notice.)
3. MATTERS CONSTITUTING THE PURPOSE OF THE MEETING
Matters to be Reported:

1. Reports on the contents of the Business Report and Consolidated Financial Statements for the 113th Business Term (from January 1, 2013 to December 31, 2013), and reports on the Auditing Results of Accounting Auditor and Audit & Supervisory Board regarding the Consolidated Financial Statements.

2. Reports on the content of the Financial Statements for the 113th Business Term (from January 1, 2013 to December 31, 2013).
Matters to be Resolved upon:
Propositions:

Item No.1 -	Dividend from Surplus

Item No.2 -	Partial Amendment to the Articles of Incorporation

Item No.3 -	Election of Nineteen Directors

Item No.4 -	Election of Three Audit & Supervisory Board Members

Item No.5 -	Grant of Bonus to Directors

•  It would be appreciated if you could come early since the reception desk is expected to be crowded just before the opening of the Meeting.

•  Upon attending the Meeting, please present the enclosed Card for Exercise of Voting Rights to the receptionist at the place of the Meeting.

•  Any changes in the matters described in Reference Documents for General Meeting of Shareholders, Business Report, Consolidated Financial Statements and Financial Statements will be posted on our website on the Internet (http://www.canon.com/ir/).

REFERENCE DOCUMENTS FOR GENERAL MEETING OF SHAREHOLDERS

Item No.1: Dividend from Surplus

The basic policy of the Company is to return profit stably and proactively to shareholders as primarily dividends after comprehensively considering the medium-term profit outlook, future investment plans, and cash flows, etc.

After comprehensively considering the above basic policy, we propose a term-end dividend of 65.00 yen per share, as follows.

As we have already paid an interim dividend of 65.00 yen per share, the full-year dividend will be 130.00 yen per share, which is the same amount as the previous business term that included payment of a special dividend (10.00 yen per share).

 Type of dividend	Cash
‚ Matters concerning allocation of dividend and its total amount	65.00 yen per one common share of the Company Total amount of dividend 73,904,961,260 yen
ƒ Effective date of the dividend from surplus	March 31, 2014

Item No.2: Partial Amendment to the Articles of Incorporation

1. Reasons for Amendment

To accompany the invitation of Outside Directors, Paragraph 2, Article 28 is to be newly established to the effect that the Company may enter into contracts for limitation of liability with Outside Directors.

With respect to the new establishment of this paragraph, we have already obtained the consent of all Audit & Supervisory Board Members.

2. Substance of Amendment
The substance of the amendment is as follows:
(The amended parts are underlined)

Current Articles of Incorporation		Proposed Amendment

Chapter IV. Directors and Board of Directors		Chapter IV. Directors and Board of Directors

Article 18		Article 18.
-	(Text omitted)	-	(Same as present text)
Article 27.		Article 27.

Exemption from Liabilities of Directors

Article 28. Pursuant to the provision of Paragraph 1, Article 426 of the Corporation Law, the Company may, by a resolution of the Board of Directors, exempt Director(s) (including former Director(s)) from damage compensation liabilities resulting from negligence of the Director’s duty to the extent permitted by laws or ordinances.

(Newly established)

Exemption from Liabilities of Directors

Article 28. Pursuant to the provision of Paragraph 1, Article 426 of the Corporation Law, the Company may, by a resolution of the Board of Directors, exempt Director(s) (including former Director(s)) from damage compensation liabilities resulting from negligence of the Director’s duty to the extent permitted by laws or ordinances.

2. Pursuant to the provision of Paragraph 1, Article 427 of the Corporation Law, the Company may enter into a contract with outside Director(s) which sets forth the limitation on their damage compensation liabilities resulting from negligence of the Director’s duty, provided that the amount of the limitation on the damage compensation liabilities under the said contract shall be the amount provided by laws or ordinances.

Item No.3: Election of Nineteen Directors

 The term of offices of all of the twenty-one Directors will expire at the end of this Meeting. We would like you to elect nineteen Directors.

 The candidates for the Directors are as follows:

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and important concurrent posts	Number of the Company’s shares held

1	Fujio Mitarai (Sep. 23, 1935)

As of

Apr.  1961:   Entered the Company

Mar. 1981:   Director

Mar. 1985:   Managing Director

Mar. 1989:   Senior Managing & Representative Director

Mar. 1993:   Executive Vice President & Representative Director

Sep. 1995:   President & CEO

Mar. 2006:   Chairman, President & CEO

May  2006:   Chairman & CEO

Mar. 2012:   Chairman & CEO (present; English position name  unchanged from “Chairman &

                     CEO”)

(Important concurrent posts)

•  Audit & Supervisory Board Member of The Yomiuri Shimbun Holdings

•  Director of Japan Post Holdings Co., Ltd.

112,223 shares

2	Toshizo Tanaka (Oct. 8, 1940)

As of

Apr.  1964:   Entered the Company

Mar. 1995:   Director

Mar. 1997:   Managing Director

Mar. 2001:   Senior Managing Director

Mar. 2007:   Executive Vice President & Director

Mar. 2008:   Executive Vice President & CFO (present)

Apr. 2011:   Group Executive of Finance & Accounting Headquarters (present)

Apr. 2012:   Group Executive of Facilities Management  Headquarters (present)

21,410 shares

3	Toshiaki Ikoma (Mar. 5, 1941)

As of

Apr. 2005:   Adviser of the Company

Jul.  2007:   R&D Adviser

Jan. 2008:   Special R&D Adviser

Jan. 2009:   Group Executive of Corporate R&D (present)

Mar. 2009:   Director, Executive Vice President & CTO

Mar. 2011:   Executive Vice President & CTO (present)

Jan. 2014:   Group Executive of Medical Equipment Group (present)

14,700 shares

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and important concurrent posts	Number of the Company’s shares held

4	Yoroku Adachi (Jan. 11, 1948)	As of Apr. 1970: Entered the Company Mar. 2001: Director Mar. 2005: Managing Director Apr. 2005: President & CEO of Canon U.S.A., Inc. (present) Mar. 2009: Senior Managing Director (present)	24,697 shares

5	Yasuo Mitsuhashi (Nov. 23, 1949)

As of

Apr. 1974:   Entered the Company

Mar. 2001:   Director

Apr. 2003:   Chief Executive of Peripheral Products Operations (present)

Mar. 2005:   Managing Director

Mar. 2009:   Senior Managing Director (present)

19,757 shares

6	Shigeyuki Matsumoto (Nov. 15, 1950)

As of

Apr. 1977:   Entered the Company

Jan. 2002:   Group Executive of Device Technology Development Headquarters

                    (present)

Mar. 2004:   Director

Mar. 2007:   Managing Director

Mar. 2011:   Senior Managing Director (present)

22,852 shares

7	Toshio Homma (Mar. 10, 1949)	As of Apr. 1972: Entered the Company Mar. 2003: Director Mar. 2008: Managing Director Mar. 2012: Senior Managing Director, Group Executive of Global Procurement Headquarters (present)	31,552 shares

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and important concurrent posts	Number of the Company’s shares held

8	Hideki Ozawa (Apr. 28, 1950)	As of Apr. 1973: Entered Canon Sales Co., Inc. Apr. 2005: President & CEO of Canon (China) Co., Ltd. (present) Mar. 2007: Director Mar. 2010: Managing Director (present)	13,300 shares

9	Masaya Maeda (Oct. 17, 1952)	As of Apr. 1975: Entered the Company Mar. 2007: Director Apr. 2007: Chief Executive of Image Communication Products Operations (present) Mar. 2010: Managing Director (present)	11,400 shares

10	Yasuhiro Tani (Jul. 30, 1956)

As of

Apr. 1980:   Entered the Company

Jul. 2007:    Group Executive of Platform Technology  Development Headquarters

Apr. 2008:   Executive Officer

Mar. 2011:  Director (present)

Jul. 2012:   Group Executive of Digital System Technology Development Headquarters

                    (present)

6,200 shares

11	Kenichi Nagasawa (Jan. 31, 1959)

As of

Apr. 1981:   Entered the Company

Mar. 2010:   Deputy Group Executive of Corporate Intellectual Property and Legal

                    Headquarters

Apr. 2010:   Executive Officer

Apr. 2010:   Group Executive of Corporate Intellectual Property and Legal Headquarters

                     (present)

Mar. 2012:   Director (present)

2,200 shares

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and important concurrent posts	Number of the Company’s shares held

12	Naoji Otsuka (Apr. 24, 1958)

As of

Apr. 1981:  Entered the Company

Jan. 2010:  Group Executive of Inkjet Products Development Group

Apr. 2011:  Executive Officer, Deputy Chief Executive of Inkjet Products Operations

Mar. 2012:  Director, Chief Executive of Inkjet Products Operations (present)

5,500 shares

13	Masanori Yamada (Jul. 3, 1954)

As of

Apr. 1981:  Entered the Company

Apr. 2008:  Executive Officer

Apr. 2008:  Deputy Chief Executive of Office Imaging Products Operations

Apr. 2012:  Senior Executive Officer

Jan. 2013:  Group Executive of Network Visual Solution Business Promotion Headquarters

                   (present)

Mar. 2013:  Director (present)

5,900 shares

14	Aitake Wakiya (Nov. 8, 1955)

As of

Apr. 1979:  Entered the Company

Jan. 2010:  Senior General Manager of Global Accounting Management Center, Finance

                   & Accounting Headquarters

Apr. 2011:  Deputy Group Executive of Finance & Accounting Headquarters (present)

Apr. 2012:  Executive Officer

Mar. 2013:  Director (present)

3,300 shares

15	Kazuto Ono (Jul. 20, 1957)

As of

Apr. 1980:  Entered the Company

Jan. 2011:  Senior General Manager of Global General Affairs Management Center

Apr. 2012:  Executive Officer

Apr. 2012:  Group Executive of Human Resources Management & Organization

                   Headquarters (present)

Mar. 2013:  Director (present)

2,300 shares

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and important concurrent posts		Number of the Company’s shares held

16	Akiyoshi Kimura (Jul. 19, 1956)	As of		2,200 shares
		Apr. 1980:	Entered the Company
		Jan. 2009:	Group Executive of OIP Production System Group
		Apr. 2011:	Executive Officer, Deputy Chief Executive of Office Imaging Products Operations (present)
		Jan. 2013:	Group Executive of OIP Corporate System Group, Group Executive of Office Imaging Products Development Group (present)

17	Eiji Osanai (Feb. 17, 1959)	As of		1,900 shares
		Aug. 1983:	Entered the Company
		Jul. 2010:	Senior General Manager of Production Engineering Research Laboratory
		Apr. 2012:	Executive Officer, Deputy Group Executive of Production Engineering Headquarters (present)
		Jan. 2013:	Senior Group Manager of Production Equipment Administration Center (present)

18	Kunitaro Saida (May 4, 1943)	As of		0 shares
		Apr. 1969:	Appointed as Public Prosecutor
		Feb. 2003:	Superintending Prosecutor of Takamatsu High Public Prosecutors Office
		Jun. 2004:	Superintending Prosecutor of Hiroshima High Public Prosecutors Office
		Aug. 2005:	Superintending Prosecutor of Osaka High Public Prosecutors Office
		May 2006:	Retired from Superintending Prosecutor of Osaka High Public Prosecutors Office Qualified for attorney (present)
		Jun. 2007:	Audit & Supervisory Board Member of NICHIREI CORPORATION (present)
		Jun. 2008:	Director of Sumitomo Osaka Cement Co., Ltd. (present)
		Jun. 2010:	Director of HEIWA REAL ESTATE CO., LTD. (present)
(Important concurrent posts) — Attorney — Audit & Supervisory Board Member of NICHIREI CORPORATION — Director of Sumitomo Osaka Cement Co., Ltd. — Director of HEIWA REAL ESTATE CO., LTD.

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and important concurrent posts		Number of the Company’s shares held
19	Haruhiko Kato (Jul. 21, 1952)	As of		0 shares
		Apr. 1975:	Entered Ministry of Finance
		Jul. 2007:	Director-General of Tax Bureau, Ministry of Finance
		Jul. 2009:	Commissioner of National Tax Agency
		Jul. 2010:	Retired from Commissioner of National Tax Agency
		Jan. 2011:	Senior Managing Director of Japan Securities Depository Center, Incorporated
		Jun. 2011:	President and CEO of Japan Securities Depository Center, Incorporated (present)
		Jun. 2013:	Director of Toyota Motor Corporation (present)
(Important concurrent posts)
— President and CEO of Japan Securities Depository Center, Incorporated
— Director of Toyota Motor Corporation

Notes:	1.	None of the candidates for the Directors have any special interest in the Company.
	2.	Mr. Kunitaro Saida and Mr. Haruhiko Kato are candidates for Outside Directors defined by Item 7, Paragraph 3, Article 2 of the Enforcement Regulations of the Corporation Law.
	3.	The reasons we have selected Mr. Kunitaro Saida and Mr. Haruhiko Kato as candidates for Outside Directors are as follows.
(1)

The Company requests that Mr. Kunitaro Saida be elected as Outside Director so that the Company’s management may utilize his wealth of experience and advanced expert knowledge gained from his distinguished career as Superintending Prosecutor of High Public Prosecutors Offices (in Takamatsu, Hiroshima and Osaka) and later as an attorney in corporate legal affairs.

(2)

The Company requests that Mr. Haruhiko Kato be elected as Outside Director so that the Company’s management may utilize his wealth of experience and advanced expert knowledge gained from his distinguished career in fiscal operations of the national government as Director-General of Tax Bureau in the Ministry of Finance, and Commissioner of National Tax Agency as well as his managerial experience as President of Japan Securities Depository Center, Incorporated.

4.

At Sumitomo Osaka Cement Co., Ltd., where Mr. Kunitaro Saida serves as Outside Director, inappropriate accounting treatment in the settlement of accounts during the period from the first quarter of fiscal year ended March 31, 2010 through the second quarter of fiscal year ended March 31, 2012, was discovered, and the aforesaid company submitted amendment reports for Annual Securities Report, etc., issued a correction to the financial results report (Kessan Tanshin), and submitted a business improvement report to the Tokyo Stock Exchange. Mr. Kunitaro Saida regularly promotes awareness from the viewpoint of placing importance on compliance and internal controls, and with respect to the aforementioned matter, he was appointed as a member of the internal investigation committee where he proactively investigated the matter and advised from an independent standpoint on the proposals of measures to prevent recurrence. In addition, he expressed his opinion on corrective measures and measures to prevent recurrence such as strengthening measures.

5.

Although Mr. Kunitaro Saida does not have the experience of being involved in the management of a company other than in a position of an outside director or outside audit & supervisory board member, the Company judges that he will appropriately perform his duties as Outside Director due to his corporate legal affairs experience as an attorney.

6.

Should Mr. Kunitaro Saida and Mr. Haruhiko Kato be elected to the positions of Directors, it is planned that the Company will enter into contracts with them limiting the amount of their damage compensation liabilities defined in Paragraph 1, Article 423 of the Corporation Law of Japan to the limit prescribed by laws and regulations.

7.

Should Mr. Kunitaro Saida and Mr. Haruhiko Kato be elected to the positions of Directors, the Company plans to notify both of them as independent directors to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange.

Additional Notes for English Translation:
	1.	Mr. Fujio Mitarai has been a Representative Director since March 1989.
	2.	Mr. Toshizo Tanaka has been a Representative Director since March 2008.
	3.	Mr. Toshiaki Ikoma has been a Representative Director since March 2011.

Item No.4: Election of Three Audit & Supervisory Board Members

The term of offices of the Audit & Supervisory Board Members Mr. Shunji Onda, Mr. Kazunori Watanabe and Mr. Kuniyoshi Kitamura will expire at the end of this Meeting. We would like you to elect three Audit & Supervisory Board Members.

The candidates for the Audit & Supervisory Board Members are as follows.

Prior to our proposal of this item, we have already obtained the consent of the Audit & Supervisory Board.

Candidate No.	Name (Date of birth)	Brief personal record, position and important concurrent posts		Number of the Company’s shares held
1	Makoto Araki (Jul. 16, 1954)	As of		6,900 shares
		Apr. 1978:	Entered the Company
		Oct. 2004:	Senior General Manager of Information System Center
		Oct. 2009:	Group Executive of Information & Communication Systems Headquarters (present)
		Apr. 2010:	Executive Officer
		Mar. 2011:	Director (present)

2	Osami Yoshida (Nov. 4, 1950)	As of		0 shares
		Sep. 1982:	Registered as Certified Public Accountant (present)
		Jul. 1990:	Partner of Tohmatsu & Co.
		Sep. 1997:	Senior Partner of Tohmatsu & Co.
		Jun. 2004:	Management Committee Member of Tokyo Office of Tohmatsu & Co.
		Dec. 2011:	Deputy Managing Partner, Human Resources, Deloitte Touche Tohmatsu LLC
		Nov. 2013:	Retired from Deloitte Touche Tohmatsu LLC

3	Kuniyoshi Kitamura (Apr. 8, 1956)	As of		2,200 shares
		Apr. 1981:	Entered The Dai-ichi Mutual Life Insurance Company
		Apr. 2004:	General Manager of Corporate Relations Dept. No.2 of The Dai-ichi Mutual Life Insurance Company
		Apr. 2006:	General Manager of Research Dept. of The Dai-ichi Mutual Life Insurance Company
		Nov. 2007:	General Manager of Corporate Planning Dept. No.2 of The Dai-ichi Mutual Life Insurance Company
		Apr. 2009:	General Manager of Corporate Relations Dept. No.8 of The Dai-ichi Mutual Life Insurance Company
		Mar. 2010:	Retired from The Dai-ichi Mutual Life Insurance Company Audit & Supervisory Board Member of the Company (present)

(Important concurrent posts) — Audit & Supervisory Board Member of Canon Marketing Japan Inc.

Notes:	1.	None of the candidates for the Audit & Supervisory Board Members have any special interest in the Company.
	2.

Mr. Osami Yoshida and Mr. Kuniyoshi Kitamura are candidates for Outside Audit & Supervisory Board Members defined by Item 8, Paragraph 3, Article 2 of the Enforcement Regulations of the Corporation Law.

	3.	The reasons we have selected Mr. Osami Yoshida and Mr. Kuniyoshi Kitamura as candidates for Outside Audit & Supervisory Board Members are as follows.
		(1)

The Company requests that Mr. Osami Yoshida be elected as Outside Audit & Supervisory Board Member so that his wealth of experience and advanced expert knowledge in corporate accounting gained from his longstanding practice in corporate accounting as a certified public accountant may be utilized to monitor the overall management and to realize stricter propriety in auditing.

		(2)

The Company requests that Mr. Kuniyoshi Kitamura be elected as Outside Audit & Supervisory Board Member so that his perspective as a businessman and his suitable degree of knowledge in company management gained from his longstanding service in a life insurance company, which exposed him to a broad range of fields, may be utilized to monitor the overall management and to realize stricter propriety in auditing.

	4.	(1)

Although Mr. Osami Yoshida does not hold experience of being involved in the management of a company other than in a position of an outside director or outside audit & supervisory board member, the Company judges that he will appropriately perform his duties as Outside Audit & Supervisory Board Member through his longstanding practice in corporate accounting as a certified public accountant.

		(2)

Although Mr. Kuniyoshi Kitamura does not hold experience of being involved in the management of a company other than in a position of an outside director or outside audit & supervisory board member, the Company judges that he will appropriately perform his duties as Outside Audit & Supervisory Board Member due to his suitable degree of knowledge in company management gained from his longstanding service in a life insurance company, which exposed him to a broad range of fields, such as sales, planning, and being in charge of the investigations division.

	5.	Mr. Kuniyoshi Kitamura has served as Audit & Supervisory Board Member of the Company for four years.
	6.

The Company has entered into a contract with Mr. Kuniyoshi Kitamura limiting the amount of his damage compensation liabilities defined in Paragraph 1, Article 423 of the Corporation Law to the limit prescribed by laws and regulations. Should he and Mr. Osami Yoshida be elected to the positions of Audit & Supervisory Board Members, it is planned that they will enter into the contract with the Company limiting the amount of their damage compensation liabilities defined in Paragraph 1, Article 423 of the Corporation Law to the limit prescribed by laws and regulations.

	7.

The Company has notified Mr. Kuniyoshi Kitamura as an independent auditor to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange. Should he and Mr. Osami Yoshida be elected as Audit & Supervisory Board Members, the Company plans to make both of them independent auditors.

Deloitte Touche Tohmatsu LLC, where Mr. Osami Yoshida was employed in the past, is not the auditing firm charged with the accounting auditing of the Company. Moreover, although there are transactions based on service consignment agreements between the Company and the aforesaid auditing firm, the annual gross amount of these transactions is less than 1% of either the Company’s or the aforesaid auditing firm’s annual net sales, and the Company judges that his independence is not affected by the aforesaid circumstances.

Mr. Kuniyoshi Kitamura used to work for The Dai-ichi Life Insurance Company, Limited. The aforesaid company is a shareholder of the Company but its shareholding ratio is approximately 3.3%. Moreover, although there are transactions based on life insurance contracts between the Company and the aforesaid company, the annual gross amount of these transactions is less than 1% of either the Company’s or the aforesaid company’s annual net sales, and the Company judges that his independence is not affected by the aforesaid circumstances.

Item No.5: Grant of Bonus to Directors

It is proposed that bonus be granted to the twenty-one Directors as of the end of this term, in appreciation of their services during this business term, which totals 206,200,000 yen considering the business results for this business term and the members to be granted, etc.

Guidance Notes on the Exercise of Voting Rights

This is to introduce the procedure to exercise voting rights of shareholders of the Company in writing (using the Voting Form) or by electromagnetic means (Internet, etc.).

If you attend the meeting in person, you do not need to follow the procedures for the exercise of voting rights in writing or by electromagnetic means.

To Institutional Investors	The electronic voting platform for institutional investors operated by Investor Communications Japan Inc. is available for institutional investors that have applied to use such platform in advance.

Items Required to be Agreed on for the Exercise of Voting Rights via the Internet
(1)

You may exercise your voting rights via the Internet only through the website for exercising voting rights specified by the Company (see “Specific Procedures to Exercise Your Voting Rights via the Internet” (1) below). Please note that you cannot exercise your voting rights via the Internet by a mobile phone.

(2)	When exercising your voting rights via the Internet, the “Code for the Exercise of Voting Rights” and the “Password” described in the enclosed Voting Form are required.
(3)	If you exercise your voting rights twice, in writing and via the Internet, we will only accept the exercise of your voting rights via the Internet as effective.
(4)	If you exercise your voting rights more than once via the Internet, we will only accept the last exercise of your voting rights as effective.
(5)	The cost of Internet access (access fees to providers, telecommunications fees, etc.) shall be borne by the shareholders.
Specific Procedures to Exercise Your Voting Rights via the Internet
(1)	Access the website for exercising voting rights specified by the Company (http://www.it-soukai.com).
(2)	Enter the “Code for the Exercise of Voting Rights” and the “Password” described in the enclosed Voting Form and click on the “Log-in” button.
(3)	Exercise your voting rights by following the directions on the screen.
System Requirements
Personal Computer	Windows® computer
Browser	Microsoft® Internet Explorer 5.5 or higher
Internet Environment	Internet access such as through a contract with an Internet service provider
Monitor Resolution	1024×768 pixels or higher is recommended.

*Microsoft and Windows are registered trademarks or trademarks of Microsoft Corporation in the United States and other countries.

Security

You may exercise your voting rights safely due to the encryption technology (SSL128bit) used to protect your voting information from being tampered with or wiretapped.

In addition, the “Code for the Exercise of Voting Rights” and the “Password” described in the Voting Form are very important to authenticate shareholders, so please ensure that you do not disclose them to other people. Please note that the Company does not make any inquiries regarding your “Password.”

For Inquiries with Respect to the Exercise of Voting Rights via the Internet

Please contact:

Internet Help Dial Stock Transfer Agency Department Mizuho Trust & Banking Co., Ltd.

Telephone: 0120-768-524 (toll-free) Operating Hours: 9:00 a.m. to 9:00 p.m. (excluding Saturdays, Sundays and national holidays)

(Materials delivered pursuant to Article 437 and Article 444 of the Corporation Law) BUSINESS REPORT (From January 1, 2013 to December 31, 2013) 1. Current Conditions of the Canon Group

(1) Business Progress and Results

General Business Conditions

Looking at the general picture of the global economy during the current business term, the U.S. and Japanese economies were on a path to moderate recovery during the second half, while the European economy remained stagnant. The speed of economic expansion in China slowed down and other emerging countries in general also experienced weakness in their economic growth. The foreign exchange markets saw a correction of the strong yen, which had risen to historic levels until the previous term, resulting in a significant depreciation of the yen both against the U.S. dollar and the euro.

As for the markets in which the Canon Group competes, the market conditions for office multifunction devices (MFDs) and laser printers were robust in general. On the other hand, the market for interchangeable lens digital cameras started to shrink with the exception of the Japanese market and the market for digital compact cameras shrunk significantly on a global basis. In addition, the inkjet printer market also shrunk slightly. Semiconductor lithography equipment and flat panel display (FPD) lithography equipment continued to face unfavorable market conditions, but gradually started to see some signs of recovery in the second half of the year.

Digital production printing system

EOS 70D employing innovative autofocus technology “Dual Pixel CMOS AF”

Under such business environment, the Canon Group, in the current business term, which is the third year of Phase IV (2011 to 2015) of our “Excellent Global Corporation Plan,” took various measures under the basic policy of “Decisively implement reforms and achieve sound business growth in the face of the current turbulent business environment.”

For example, as part of our efforts to “reinforce business by creating outstanding hit products,” in the office products domain, we further strengthened office solutions business centered around the “imageRUNNER ADVANCE” multifunction device series as well as the commercial printing business through the integration with Océ. In the consumer products domain, we launched new interchangeable lens digital cameras adopting an innovative AF technology and new inkjet printers with expanded functions including cloud functions.

As for “securely launching new businesses and achieving sound expansion,” in addition to fundamentally strengthening the network camera system business, we strengthened the business involving our MR (mixed reality) System “MREAL” designed to support, for example, product design and development by combining the real image with 3D-CG. In addition, the “CINEMA EOS SYSTEM” digital cinema cameras, which have been received enthusiastically since their launch, were able to powerfully support the workplace in the motion picture production industry for both motion picture input and output as it is equipped with a newly developed 4K industrial video display realizing super high-resolution.

Regarding our efforts toward “thoroughly strengthening sales in accordance with respective market characteristics,” we implemented a new sales strategy in the office products domain targeted at global enterprises that have offices all over the world. In China, we restructured our sales system and carried out further market development, while in other emerging markets such as India, Russia, and South America, we expanded the sales network and introduced products to meet the needs of each market.

Moreover, to “relentlessly pursue cost reductions and accelerating optimization of global production,” we promoted prototype-less activities using computer simulation, strengthened the procurement department, and expanded the scope of in-house production. We also put into operation new factories for multifunction devices and inkjet printers in Thailand, laser printers in the Philippines, and cameras in Brazil.

Simulation using super computer

Retail store in Huaxi district, China

As a result of such efforts, we recorded net sales of 3,731.4 billion yen (up 7.2% from the previous term), income before income taxes of 347.6 billion yen (up 1.5%), and net income attributable to Canon Inc. of 230.5 billion yen (up 2.6%), all on a consolidated basis. On a non-consolidated basis, we recorded net sales of 2,128.8 billion yen (up 0.7%), ordinary profit of 236.7 billion yen (up 0.4%), and net income of 170.4 billion yen (up 8.1%). In the face of the difficult business environment, we achieved sales revenue and profit growth.

Business Conditions by Operations
Office Business Unit

In the area of office multifunction devices (MFDs), we worked to increase sales and to expand the lineup of next-generation models of the “imageRUNNER ADVANCE” series with improved performance and increased functions. Our sales in the Americas struggled somewhat, whereas our unit sales in Japan, where demand was firm throughout the year, increased steadily. Moreover, sales performance in Europe and China was as strong as in the previous term. As a result, our office MFD sales outperformed the previous term. While sales of color machines were generally robust in all geographic regions, sales of the “imageRUNNER ADVANCE C5200” and “C2200” series in the Japanese market were particularly strong.

*Shown equipped with options including “Booklet Finisher-G1.”

Digital production printing systems delivered solid sales performance in Asia and Oceania. The growth in unit sales of the “imagePRESS C7010VP” series in the Americas, in addition to orders received from large customers in Japan, contributed to the overall sales growth.

As for Canon’s laser multifunction printers (MFPs) and laser printers for small to mid-sized businesses, unit sales of color machines in the Americas and Europe increased from the previous term.

imageRUNNER ADVANCE 4045F

A3 monochrome multifunction device with compact dimensions (W=565 mm, D=708 mm) and enhanced security features. It has diverse PDF creation options and supports data sharing between multifunction devices.

Satera MF8570Cdw Color laser multifunction device with high user convenience supporting Wi-Fi and mobile printing. Employing a 7-line color LCD panel, its intuitive visual display is easy to operate.

In the area of OEM-brand laser multifunction printers and laser printers, both unit sales and sales revenue rose from the previous term as orders from OEM customers increased owing to the expansion of the market size for laser multifunction printers in the second half of the year.

Sales of high speed continuous feed printers manufactured by Océ were strong particularly for the “ColorStream 3000” series.

As a result of the above, sales for this business unit increased by 13.8% on a consolidated basis and by 12.0% on a non-consolidated basis, both in comparison to the previous term.

  Océ ColorStream 3000 Twin series

High-speed, continuous feed commercial printer for applications requiring high speed and high quality such as invoice, direct mail, etc. as demanded by the data print services (DPS) market.

Imaging System Business Unit

In the area of interchangeable lens digital cameras, although domestic demand was firm, demand in Europe and China was dampened by the economic slowdown. Under such a difficult market environment, certain models such as “EOS 5D Mark III” and “EOS Kiss X5 (also known as EOS Rebel T3i and EOS 600D)” maintained strong performance and contributed to sales. We also strived to increase sales by further expanding the product lineup including the new launch of “EOS 70D,” which is equipped with an innovative AF technology called “Dual Pixel CMOS AF,” as well as “EOS Kiss X7i (also known as EOS Rebel T5i and EOS 700D)” and non-reflex camera “EOS M2.” As a result, although unit sales of interchangeable lens digital cameras were down from the previous term, we maintained our No.1 market share position in worldwide unit sales.

Digital compact cameras underperformed the previous term as demand fell sharply from the previous term due to the continued expansion of smartphone users coupled with the lackluster economic conditions.

As for digital cinema cameras targeted at the motion picture production industry, the “CINEMA EOS SYSTEM” was used for the world’s first successful shooting of the comet ISON from the International Space Station, further boosting the reputation of the product.

In the area of digital camcorders for consumer use, we focused on the sales expansion of high value added products amid stagnation in global demand.

Broadcast equipment delivered solid sales performance on the back of rising demand in emerging economies particularly China and the Middle East. Sales of “DIGISUPER 95” and other field lenses for live sports broadcasts were brisk on a global basis.

Interchangeable lens digital cameras, digital cinema cameras and diverse EF-mount lens family that expands the possibilities of cameras.

As for inkjet printers, although markets in the Americas and Europe started to recover in the second half of the term, the overall market shrank as Asian and other emerging economies, which had been driving demand, rapidly lost momentum. However, we expanded the product lineup by launching new products designed to meet customer needs including “PIXUS MG7130 (PIXMA MG7100 series)” with improved cloud functions and smartphone compatibility while making sales expansion efforts for each model. As a result, our inkjet printer sales increased supported also by the increase in sales volume of consumables.

Sales of both large-format inkjet printers and related consumables increased despite the shrinking market.

As a result of the above, sales for this business unit increased by 3.1% on a consolidated basis and decreased by 8.9% on a non-consolidated basis, both in comparison to the previous term.

PIXUS MG7130 (PIXMA MG7100 series)

Inkjet printer designed for easy printing of photos and web pages even from smartphones or tablet PCs. Equipped with six-color hybrid ink, it prints vivid, beautiful photos and clear, easy-to-read text.

Industry and Others Business Unit

In relation to semiconductor lithography equipment, demand for memories started to recover in fall after prolonged weakness. As a result, sales of “FPA-5550iZ” i-line steppers, which have been highly trusted for many years for their stable quality and operating rate, and “FPA-6300ES6a,” which uses a krypton fluoride excimer laser to boast high productivity, increased.

As for flat panel display (FPD) lithography equipment, as demand for 4K reference monitors was increasing and the pace of increase in the use of liquid crystal television in emerging economies was accelerating, investment in equipment used to manufacture large-sized panels started to show signs of recovery, and sales increased.

In medical equipment, orders increased in the area of digital radiography systems for portable products and new products equipped with an X-ray automatic detection function. In the area of ophthalmic equipment, sales of measuring instruments such as keratometer were strong. As a result, unit sales in both areas increased.

As for network cameras, amid the trend for more digitization and larger numbers of pixels and corresponding market expansion, we put in place our business operation system to enable us to speedily respond to such developments, while promoting the sales particularly those of full HD compatible products. As a result, in the area of high image quality products, our sales grew at a higher pace than the market.

FPA-5550iZ

The i-line stepper employing the FPA-5500 platform with proven high performance and reliability, which enables high throughput such as short exposure time through a high-acceleration wafer stage.

MPAsp-E810 series

Flat panel display (FPD) lithography equipment that enables production of precision panels exceeding 300 ppi (pixel per inch). Equipped with new-design mirror optics, it achieves the world’s greatest resolving power.

Sales of document scanners manufactured by Canon Electronics Inc. increased helped by brisk sales in the Americas and Europe.

Sales of semiconductor film deposition equipment manufactured by Canon ANELVA Corporation, organic LED (OLED) panel manufacturing equipment manufactured by Canon Tokki Corporation, and FA systems and semiconductor manufacturing equipment manufactured by Canon Machinery Inc. were all sluggish due to the weak appetite for capital investment by the corporate customers.

As a result of the above, sales for this business unit decreased by 8.1% on a consolidated basis and increased by 0.0% on a non-consolidated basis, both in comparison to the previous term.

CXDI-701C/G Wireless

Wireless digital radiography system that captures high-quality, high-resolution diagnostic images. It is equipped with X-ray auto detection feature and Canon proprietary X-ray flat-panel sensors of 125-micron pixel pitch.

(2) Facilities Investment

The investment in facilities by the Canon Group during this term totaled 188.8 billion yen (64.9 billion yen by the Company), which are mainly as follows:

Main facilities completed during this term
● Canon U.S.A., Inc.:	● Canon Zhuhai, Inc.:	● Canon Business Machines (Philippines), Inc.:

New Headquarters (Office Business Unit, Imaging System Business Unit, Industry and Others Business Unit) Location: New York, U.S.A. Date of Completion: January, 2013	New Production Base (Imaging System Business Unit) Location: Guangdong Province, China Date of Completion: October, 2013	New Production Base (Office Business Unit) Location: Province of Batangas, the Philippines Date of Completion: February, 2013

Main facilities under construction for establishment / expansion as of the end of this term
● Kawasaki Office of the Company:	● Tamagawa Office of the Company:	● Canon Ecology Industry Inc.:

New Administration and Development Building (Headquarters Operations) Location: Kawasaki-shi, Kanagawa Pref., Japan	New Administration and Development Building (Headquarters Operations) Location: Kawasaki-shi, Kanagawa Pref., Japan	New Production Base (Office Business Unit) Location: Bando-shi, Ibaraki Pref., Japan *To be leased to Canon Ecology Industry Inc. by the Company

(3) Acquisition of Shares of Other Companies

Aiming to further develop its solution business in the office products domain, Canon Europa N.V. acquired shares of Belgium company, Image Recognition Integrated Systems Group S.A., which develops and sells document management software, through a tender offer, etc., and made the company its wholly owned subsidiary on June 25, 2013.

(4) Management Perspectives

The global economy as a whole is expected to be on a path to recovery going forward driven by the economic recovery in the U.S. and Japan, although the pace of recovery would vary in different regions.

Under these circumstances, in the 114th business term, the fourth year of Phase IV of our “Excellent Global Corporation Plan,” Canon will implement various measures to fully achieve the goals of Phase IV, under a basic policy; “Carry out further reforms in order to return to the growth track.”

Bolstering Strengths of Existing Core Businesses by Creating Outstanding Hit Products

Canon aims to secure further market share for existing core businesses, developing appealing products that provide excellence, not only in terms of basic performance, but also in all other aspects. Canon will also promote the development of businesses derived from existing core businesses (e.g., “CINEMA EOS SYSTEM” and “DreamLabo” commercial photo printer) even more vigorously. Moreover, Canon will further strengthen the solution service in order to develop it into a profitable business together with its hardware business.

Securely Launch and Steadily Expand New Businesses

Canon will work to accelerate the business expansion of network camera systems, for which significant growth is expected, by accumulating a track record of successful solutions to satisfy customer needs. Canon will also focus on strengthening its business foundation for 4K reference displays and mixed-reality systems, while also concentrating on the commercialization of Super Machine Vision, which is expected to be applied effectively in production sites. In the medical field, Canon aims to realize the early launch of DNA diagnostic systems.

Holistically Developing Global Sales Forces

In emerging markets, Canon will work to expand sales networks and enhance product lineups in accordance with conditions in each country. In developed countries, in the consumer products domain, Canon will boost its ability to respond to Internet-based direct-order sales in addition to existing sales channels, while in the office products domain, Canon will strengthen its response to the centralized purchasing practices used by global corporations when procuring office products. Through these efforts, Canon will aim to increase market share in both domains.

Optimizing the Global Production System

Based on such factors as changes in local conditions in each country, Canon will work to realize the optimized global allocation of its production assets in consideration of both economic rationality and risk diversification. Canon will also work to maintain or expand its production in Japan through automation, while also accelerating localized production of mainly consumables in the Americas and Europe through automated production systems.

Exploring a New Dimension of Cost Reductions

Through the promotion of procurement reform activities, Canon will thoroughly ensure the procurement of materials at a reasonable cost. In addition to further enhancement of in-house production of parts, Canon will promote further automation. Additionally, Canon will work to significantly reduce product development times and achieve cost savings, promoting prototype-less production activities through the utilization of its state-of-the-art super computer.

In addition to the above, in order to steadily return to a path of growth in the face of the dramatically changing business environment, Canon will select and concentrate on technological themes that will open the way to the future, further enhance product quality management, effectively make use of its workforce, and carry out reforms such as thoroughly strengthening information security.

            (5) Status of Assets and Earnings

                Consolidated

	109th Business Term (Jan. 1, 2009-Dec. 31, 2009)	110th Business Term (Jan. 1, 2010-Dec. 31, 2010)	111th Business Term (Jan. 1, 2011-Dec. 31, 2011)	112th Business Term (Jan. 1, 2012-Dec. 31, 2012)	113th Business Term (Jan. 1, 2013-Dec. 31, 2013)
Net Sales (100 millions of yen)	32,092	37,069	35,574	34,798	37,314
Income before Income Taxes (100 millions of yen)	2,194	3,929	3,745	3,426	3,476
Net Income Attributable to Canon Inc. (100 millions of yen)	1,316	2,466	2,486	2,246	2,305
Basic Net Income Attributable to Canon Inc. Stockholders Per Share (yen)	106.64	199.71	204.49	191.34	200.78
Total Assets (100 millions of yen)	38,476	39,838	39,307	39,555	42,427
Total Canon Inc. Stockholders’ Equity (100 millions of yen)	26,881	26,458	25,511	25,980	29,103

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	Basic net income attributable to Canon Inc. stockholders per share is calculated based on the weighted average number of outstanding shares during the term.

                Non-Consolidated

	109th Business Term (Jan. 1, 2009-Dec. 31, 2009)	110th Business Term (Jan. 1, 2010-Dec. 31, 2010)	111th Business Term (Jan. 1, 2011-Dec. 31, 2011)	112th Business Term (Jan. 1, 2012-Dec. 31, 2012)	113th Business Term (Jan. 1, 2013-Dec. 31, 2013)
Net Sales (100 millions of yen)	20,255	23,170	21,607	21,134	21,288
Ordinary Profit (100 millions of yen)	1,427	2,747	2,821	2,357	2,367
Net Income (100 millions of yen)	808	1,525	1,732	1,576	1,704
Net Income Per Share (yen)	65.44	123.50	142.45	134.32	148.43
Total Assets (100 millions of yen)	25,511	26,034	25,116	23,370	23,859
Net Assets (100 millions of yen)	18,127	18,119	17,291	15,947	15,670

Note:	Net income per share is calculated based on the weighted average number of outstanding shares during the term.

(6) Main Activities

Canon Group is engaged in the development, manufacture and sales of the following products.

Operations	Main Products

Office Business Unit	Office Multifunction Devices (MFDs), Laser Multifunction Printers (MFPs), Laser Printers, Digital Production Printing Systems, High Speed Continuous Feed Printers, Wide-Format Printers, Document Solution
Imaging System Business Unit	Interchangeable Lens Digital Cameras, Digital Compact Cameras, Digital Camcorders, Digital Cinema Cameras, Interchangeable Lenses, Inkjet Printers, Large-Format Inkjet Printers, Commercial Photo Printers, Image Scanners, Multimedia Projectors, Broadcast Equipment, Calculators
Industry and Others Business Unit	Semiconductor Lithography Equipment, Flat Panel Display (FPD) Lithography Equipment, Digital Radiography Systems, Ophthalmic Equipment, Vacuum Thin-Film Deposition Equipment, Organic LED (OLED) Panel Manufacturing Equipment, Die Bonders, Micromotors, Network Cameras, Handy Terminals, Document Scanners

(7) Employees

Consolidated
Number of Employees
194,151 persons	(Decrease of 2,817 persons from the previous term)

(Breakdown by Operation)

Office Business Unit	Imaging System Business Unit	Industry and Others Business Unit	Corporate
99,360 persons	61,798 persons	22,401 persons	10,592 persons

Non-Consolidated
Number of Employees
26,114 persons	(Increase of 418 persons from the previous term)

(Breakdown by Operation)

Office Business Unit	Imaging System Business Unit	Industry and Others Business Unit	Corporate
7,502 persons	6,417 persons	2,609 persons	9,586 persons

(8) Principal Subsidiaries

 Subsidiaries

Company Name	Capital Stock (millions of yen)	Ratio of Voting Rights of the Company (%)	Main Activities
Canon Marketing Japan Inc.	73,303	58.5	Domestic sale of business machines, cameras, etc.
Canon Electronics Inc.	4,969	54.4	Manufacture and sale of information related equipment and precision machinery units for cameras
Oita Canon Inc.	80	100.0	Manufacture of cameras
Canon U.S.A., Inc.	204,355 (thousands of U.S.$ )	100.0	Sale of business machines, cameras, etc. in the Americas
Canon Europa N.V.	360,021 (thousands of Euro)	100.0	Sale of business machines, cameras, etc. in Europe
Canon Singapore Pte. Ltd.	7,000 (thousands of Singapore $)	100.0	Sale of business machines, cameras, etc. in Southeast Asia
Canon Vietnam Co., Ltd.	94,000 (thousands of U.S.$)	100.0	Manufacture of inkjet printers and laser printers

Note:	The ratios of the Company’s voting rights in Canon Marketing Japan Inc. and Canon Europa N.V. are calculated together with the number of voting rights held by subsidiaries.

 Consolidated Status

    The number of consolidated subsidiaries was 257, and the number of affiliated companies accounted for by the equity method was 11.

(9) Canon Group Global Network
Major Domestic Bases

Canon Inc.	R&D, Manufacturing and Marketing	Manufacturing
Headquarters [Tokyo]	Canon Electronics Inc. [Saitama Pref.]	Oita Canon Inc. [Oita Pref.]
Kawasaki Office [Kanagawa Pref.]	Canon Finetech Inc. [Saitama Pref.]	Nagasaki Canon Inc. [Nagasaki Pref.]
Ayase Plant [Kanagawa Pref.]	Canon Precision Inc. [Aomori Pref.]	Canon Chemicals Inc. [Ibaraki Pref.]
Hiratsuka Plant [Kanagawa Pref.]	Canon Components, Inc. [Saitama Pref.]	Oita Canon Materials Inc. [Oita Pref.]
Oita Plant [Oita Pref.]	Canon ANELVA Corporation [Kanagawa Pref.]	Fukushima Canon Inc. [Fukushima Pref.]
Tamagawa Office [Kanagawa Pref.]	Canon Machinery Inc. [Shiga Pref.]	Nagahama Canon Inc. [Shiga Pref.]
Kosugi Office [Kanagawa Pref.]	Canon Tokki Corporation [Niigata Pref.]	Marketing
Toride Plant [Ibaraki Pref.]		Canon Marketing Japan Inc. [Tokyo]
Fuji-Susono Research Park [Shizuoka Pref.]		Canon System & Support Inc. [Tokyo]
Yako Office [Kanagawa Pref.]		Canon IT Solutions Inc. [Tokyo]
Utsunomiya Office [Tochigi Pref.]		Canon Software Inc. [Tokyo]
Ami Plant [Ibaraki Pref.]

Major Overseas Bases

Americas	Asia, Oceania
Marketing	Marketing
Canon U.S.A., Inc. [U.S.A.]	Canon (China) Co., Ltd. [China]
Canon Latin America, Inc. [U.S.A.]	Canon Hongkong Co., Ltd. [Hong Kong]
Canon Canada Inc. [Canada]	Canon Korea Consumer Imaging Inc. [Korea]
Canon Mexicana, S.de R.L. de C.V. [Mexico]	Canon Singapore Pte. Ltd. [Singapore]
Canon do Brasil Indústria e Comércio Limitada [Brazil]	Canon India Pvt. Ltd. [India]
Canon Chile, S.A. [Chile]	Canon Australia Pty. Ltd. [Australia]
Manufacturing	Manufacturing
Canon Virginia, Inc. [U.S.A.]	Canon Dalian Business Machines, Inc. [China]
Europe, Middle East, Africa	Canon Zhuhai, Inc. [China]
Marketing	Canon Zhongshan Business Machines Co., Ltd. [China]
Canon Europa N.V. [Netherlands]	Canon (Suzhou) Inc. [China]
Canon Europe Ltd. [U.K.]	Canon Inc., Taiwan [Taiwan]
Canon (UK) Ltd. [U.K.]	Canon Hi-Tech (Thailand) Ltd. [Thailand]
Canon France S.A.S. [France]	Canon Vietnam Co., Ltd. [Vietnam]
Canon Deutschland GmbH [Germany]	Canon Opto (Malaysia) Sdn.Bhd. [Malaysia]
Canon Ru LLC [Russia]	R&D
Canon Middle East FZ-LLC [U.A.E.]	Canon Information Systems Research Australia Pty. Ltd. [Australia]
Canon South Africa Pty. Ltd. [South Africa]	R&D, Manufacturing and Marketing
Manufacturing	Canon Electronic Business Machines (H.K.) Co., Ltd. [Hong Kong]
Canon Giessen GmbH [Germany]
Canon Bretagne S.A.S. [France]
R&D
Canon Research Centre France S.A.S. [France]
R&D, Manufacturing and Marketing
Océ Holding B.V. [Netherlands]
OPTOPOL Technology Sp. z o.o. [Poland]

(10) Other Important Items Regarding Current Conditions of the Canon Group

Aiming to accelerate development of its next-generation semiconductor lithography systems, the Company entered into an agreement with U.S.-based Molecular Imprints, Inc., which possesses cutting-edge nano-processing technology, on February 5, 2014, to make it a wholly owned subsidiary.

2. Shares of the Company

Number of Shares Issuable 3,000,000,000 shares

Issued Shares, Capital Stock, Number of Shareholders

	As of the end of the Previous Term	Change during This Term	As of the end of This Term
Issued Shares (share)	1,333,763,464	0	1,333,763,464
Capital Stock (yen)	174,761,797,475	0	174,761,797,475
Number of Shareholders (person)	206,431	Increase of 42,373	248,804

Shareholding Ratio by Category

Major Shareholders (Ten shareholders)

Name of Shareholders	Number of Shares Held (thousands of shares)	Shareholding Ratio (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	59,911	5.3
Japan Trustee Services Bank, Ltd. (Trust Account)	53,302	4.7
The Dai-ichi Life Insurance Company, Limited	37,416	3.3
State Street Bank and Trust Company 505223	36,555	3.2
Barclays Securities Japan Limited	30,000	2.6
Moxley and Co. LLC	23,634	2.1
Mizuho Bank, Ltd.	22,558	2.0
Northern Trust Co. (AVFC) Sub A/C American Clients	20,191	1.8
Sompo Japan Insurance Inc.	18,799	1.7
Nomura Securities Co., Ltd.	18,562	1.6

Notes:	1.	Shareholding ratio is calculated by deducting the number of treasury shares (196,764 thousand shares) from total shares issued.
	2.

With respect to The Dai-ichi Life Insurance Company, Limited, in addition to the above, there are 6,180 thousand shares of the Company’s stock included in trust property relating to retirement allowance trust.

	3.	With respect to Mizuho Bank, Ltd., in addition to the above, there are 9,057 thousand shares of the Company’s stock included in trust property relating to retirement allowance trust.

3. Share Options of the Company

Share Options Issued as Stock Options

(i)    Share Options Held by the Directors and Audit & Supervisory Board Members of the Company as of the end of this term

Category	Round of Issuance	Number of Share Options (Exercise Price Per Share)	Class and Number of Shares to be Acquired	Exercise Period	Number of Holders
Directors	1st Share Options	1,870 options (5,502 yen)	Common stock 187,000 shares	May 1, 2010 to April 30, 2014	14 persons
	2nd Share Options	2,838 options (3,287 yen)	Common stock 283,800 shares	May 1, 2011 to April 30, 2015	15 persons
	3rd Share Options	3,800 options (4,573 yen)	Common stock 380,000 shares	May 1, 2012 to April 30, 2016	19 persons
	4th Share Options	4,000 options (3,990 yen)	Common stock 400,000 shares	May 1, 2013 to April 30, 2017	19 persons
Audit & Supervisory Board Members	1st Share Options	80 options (5,502 yen)	Common stock 8,000 shares	May 1, 2010 to April 30, 2014	1 person
	2nd Share Options	120 options (3,287 yen)	Common stock 12,000 shares	May 1, 2011 to April 30, 2015	1 person
	3rd Share Options	120 options (4,573 yen)	Common stock 12,000 shares	May 1, 2012 to April 30, 2016	1 person

Note: The share options owned by the Audit & Supervisory Board Member were granted to him before he assumed the position of Audit & Supervisory Board Member.

(ii)    Issue Price of Share Options

No cash payment is required.

(iii)    Other Conditions for Exercise of Share Options

a.	One (1) share option may not be exercised partially.
b.

Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s Ordinary General Meeting of Shareholders regarding the final business term within two (2) years from the end of the Ordinary General Meeting of Shareholders at which the issuance of such share options was resolved.

c.

Holders of share options will be entitled to exercise their share options for two (2) years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately lose effect.

d.	No succession by inheritance is authorized for the share options.
e.	Besides the above, other conditions shall be stipulated in an agreement to be executed between the Company and grantee of share options, based on the resolution of the Board of Directors meeting.

4. Directors and Audit & Supervisory Board Members (1) Directorsand Audit & Supervisory Board Members
Position	Name	Business in Charge or Important Concurrent Posts
Chairman & CEO	Fujio Mitarai	CEO Audit & Supervisory Board Member of The Yomiuri Shimbun Holdings, Director of Japan Post Holdings Co., Ltd.
Executive Vice President	Toshizo Tanaka	CFO
Group Executive of Finance & Accounting Headquarters, Group Executive of Facilities Management Headquarters
Executive Vice President	Toshiaki Ikoma	CTO
Group Executive of Corporate R&D
Executive Vice President	Kunio Watanabe	Group Executive of Corporate Planning Development Headquarters
Senior Managing Director	Yoroku Adachi	President & CEO of Canon U.S.A., Inc.
Senior Managing Director	Yasuo Mitsuhashi	Chief Executive of Peripheral Products Operations
Senior Managing Director	Shigeyuki Matsumoto	Group Executive of Device Technology Development Headquarters
Senior Managing Director	Toshio Homma	Group Executive of Global Procurement Headquarters
Senior Managing Director	Masaki Nakaoka	Chief Executive of Office Imaging Products Operations
Senior Managing Director	Haruhisa Honda	Group Executive of Production Engineering Headquarters
Managing Director	Hideki Ozawa	President & CEO of Canon (China) Co., Ltd.
Managing Director	Masaya Maeda	Chief Executive of Image Communication Products Operations
Director	Yasuhiro Tani	Group Executive of Digital System Technology Development Headquarters
Director	Makoto Araki	Group Executive of Information & Communication Systems Headquarters
Director	Hiroyuki Suematsu	Group Executive of Environment & Quality Headquarters
Director	Shigeyuki Uzawa	Chief Executive of Optical Products Operations
Director	Kenichi Nagasawa	Group Executive of Corporate Intellectual Property and Legal Headquarters
Director	Naoji Otsuka	Chief Executive of Inkjet Products Operations
Director	*Masanori Yamada	Group Executive of Network Visual Solution Business Promotion Headquarters
Director	*Aitake Wakiya	Deputy Group Executive of Finance & Accounting Headquarters
Director	*Kazuto Ono	Group Executive of Human Resources Management & Organization Headquarters
Audit & Supervisory Board Member	Shunji Onda	Audit & Supervisory Board Member of Canon Electronics Inc.
Audit & Supervisory Board Member	Kengo Uramoto	Audit & Supervisory Board Member of Canon Marketing Japan Inc.
Audit & Supervisory Board Member	Tadashi Ohe	Attorney, Audit & Supervisory Board Member of Marui Group Co., Ltd., Audit & Supervisory Board Member of Kao Corporation
Audit & Supervisory Board Member	Kazunori Watanabe	Certified Public Accountant, Audit & Supervisory Board Member of Canon Electronics Inc.
Audit & Supervisory Board Member	Kuniyoshi Kitamura	Audit & Supervisory Board Member of Canon Marketing Japan Inc.

Notes:	1.	Directors with asterisk were newly elected at the Ordinary General Meeting of Shareholders for the 112th Business Term held on March 28, 2013, and assumed their office.
	2.	“Business in Charge or Important Concurrent Posts” of Executive Vice President Mr. Toshiaki Ikoma, as of January 1, 2014, has been changed as follows.
Toshiaki Ikoma CTO, Group Executive of Corporate R&D, Group Executive of Medical Equipment Group
3.

Audit & Supervisory Board Members Mr. Tadashi Ohe, Mr. Kazunori Watanabe and Mr. Kuniyoshi Kitamura are Outside Audit & Supervisory Board Members defined by Item 16, Article 2 of the Corporation Law of Japan. Also, the Company has notified the above Outside Audit & Supervisory Board Members as independent auditors to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange.

	4.	Audit & Supervisory Board Member Mr. Shunji Onda had experienced accounting operation at the Company for many years and has a wealth of expertise in finance and accounting.
	5.	Audit & Supervisory Board Member Mr. Kazunori Watanabe is qualified as a Certified Public Accountant and has a wealth of expertise in finance and accounting.

Additional Note for English Translation: Mr. Fujio Mitarai, Mr. Toshizo Tanaka and Mr. Toshiaki Ikoma are Representative Directors.

(2) Remuneration and Other Amounts to Directors and Audit & Supervisory Board Members

Directors	21 persons	1,311 million yen
Audit & Supervisory Board Members	5 persons	112 million yen (including 65 million yen for 3 Outside Audit & Supervisory Board Members)

Notes:	1.	Directors’ remuneration and other amounts do not include amount paid as salary for employees to those Directors who are also employees.
	2.	Directors’ remuneration and other amounts include accrued director’s bonuses for this term in the amount of 206 million yen.
	3.

Directors’ remuneration and other amounts include expenses related to the share options issued pursuant to the resolution of the 110th Ordinary General Meeting of Shareholders, held on March 30, 2011, in the amount of 50 million yen.

	4.	The above remuneration and other amounts include an increased amount of accrued directors’ retirement benefits for this term of 46 million yen.

Retirement allowance system for Directors has been abolished at the conclusion of the Ordinary General Meeting of Shareholders for the 112th Business Term held on March 28, 2013. As part of the abolition of this system, a resolution was made at the same meeting to pay a final retirement benefit payment of gross amount 1,865 million yen to the 18 Directors who were reelected, to be paid at the time of each Director’s retirement.

(3) Outside Directors and Audit & Supervisory Board Members

Relation Between Important Organization of Concurrent Post and Canon Inc.

Name	Concurrent Post	Organization of Concurrent Post	Relation with Canon Inc.
Tadashi Ohe	Outside Audit & Supervisory Board Member	Marui Group Co., Ltd.	No special relation
	Outside Audit & Supervisory Board Member	Kao Corporation	No special relation
Kazunori Watanabe	Outside Audit & Supervisory Board Member	Canon Electronics Inc.	Subsidiary
Kuniyoshi Kitamura	Outside Audit & Supervisory Board Member	Canon Marketing Japan Inc.	Subsidiary

Principal Activities

Name	Principal Activities
Tadashi Ohe	Attended 11 out of 12 Board of Directors meetings and all 19 of the Audit & Supervisory Board meetings held during this term, and provided expert input as an attorney when necessary.
Kazunori Watanabe

Attended all 12 of the Board of Directors meetings and all 19 of the Audit & Supervisory Board meetings held during this term, and provided expert input as a Certified Public Accountant when necessary.

Kuniyoshi Kitamura

Attended all 12 of the Board of Directors meetings and all 19 of the Audit & Supervisory Board meetings held during this term, and provided input based on his insight in business management when necessary.

Outline of Contracts for Limitation of Liability

Pursuant to the provision of Paragraph 1, Article 427 of the Corporation Law, the Company has entered into a contract with Outside Audit & Supervisory Board Members which sets forth the limitation on their damage compensation liabilities resulting from negligence of the Audit & Supervisory Board Member’s duty. The amount of the limitation on the damage compensation liabilities under the said contract shall be the amount provided by laws or ordinances.

Remuneration and Other Amounts Received by Outside Directors and Outside Audit & Supervisory Board Members from the Company’s Subsidiaries

Remuneration and other amounts received during this term by Outside Audit & Supervisory Board Members from the Company’s subsidiaries for their services as Outside Audit & Supervisory Board Members amounted to 8 million yen.

5. Accounting Auditor

(1) Name of Accounting Auditor

   Ernst & Young ShinNihon LLC

(2) Remuneration and Other Amounts to Accounting Auditor for This Term

Amount
(i)	Remuneration and other amounts payable by the Company for the services defined in Paragraph 1, Article 2 of the Certified Public Accountants Act	528 million yen
(ii)	Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor	930 million yen

Notes:	1.

In the audit agreement between the Company and the Accounting Auditor, remuneration amounts are determined on a lump-sum without breakdown into a separate remuneration amount for auditing in accordance with the Corporation Law and in accordance with the Financial Instruments and Exchange Law. Accordingly, the amounts shown in (i) above represent total amounts of remuneration and other amounts for both of these auditing services.

	2.	The Company pays remuneration to the Accounting Auditor for their advisory services in addition to the services defined in Paragraph 1, Article 2 of the Certified Public Accountants Act.
	3.

Among the Company’s principal subsidiaries, Canon U.S.A., Inc. and Canon Singapore Pte. Ltd. are audited by Ernst & Young LLP, Canon Europa N.V. is audited by Ernst & Young Accountants LLP, and Canon Vietnam Co., Ltd. is audited by Ernst & Young Vietnam Limited.

(3) Policy Regarding Decision to Either Dismiss or Not Reappoint Accounting Auditor

    The Audit & Supervisory Board, by unanimous agreement, will dismiss the Accounting Auditor when confirmed that the Accounting Auditor falls under any Item of Paragraph 1, Article 340 of the Corporation Law.

    In addition to the above, should anything occur to negatively impact the qualifications or independence of the Accounting Auditor, making it unlikely that the Accounting Auditor will be able to properly perform an audit, the Directors will propose, with the agreement of the Audit & Supervisory Board, or as requested by the Audit & Supervisory Board, not to reappoint the Accounting Auditor at a General Meeting of Shareholders.

6. Systems for Ensuring Propriety of Operations

  As systems for ensuring the propriety of the Company’s operations, the Board of Directors has adopted a resolution as follows:

(1)	System for Ensuring the Performance of Duties by Directors and Employees to Comply with Laws and Articles of Incorporation	(i)

Based on the spirit of the “Three Selfs” (self-motivation, self-management, and self-awareness)—a Canon universal principle dating back to the Company’s founding—the Company established the “Canon Group Code of Conduct” as a standard to which Directors, Executive Officers and employees must adhere when performing their work. A Committee that manages and oversees this code promotes compliance activities to develop law-abiding, independent and strong individuals with a high sense of ethics.

		(ii)	Policies and measures set forth by the Committee above are implemented throughout the Company with the assistance of compliance staff assigned to each division.
		(iii)	Each division establishes internal rules and guidelines to help ensure that Directors, Executive Officers and employees thoroughly understand the laws and regulations of Japan and other countries.
(iv)

The Company ensures Directors, Executive Officers and employees the implementation of the basic policy that provides not to have any relation with antisocial forces under any circumstances, and also maintains and improves the cooperation structure with external institutions such as police by establishing a department in charge.

		(v)	The Company’s internal auditing, legal, and other divisions work to strengthen compliance through law-abidance guidance and monitoring on its business activities.
		(vi)	An in-house hotline system is employed to promote internal self-checks to prevent illegal or unethical activities and help prevent improprieties.

(2)	System for Maintaining and Managing Information Relating to the Performance of Duties by Directors	(i)

Information relating to the performance of duties by Directors is maintained and managed in accordance with the Company’s basic rules for document management addressing the creation, sending and receiving, storage, retention, and destruction of documents, and other in-house rules.

		(ii)	A system is established that enables Directors, Audit & Supervisory Board Members, and internal auditing to access this information anytime.

(3)	Rules and Other Systems Regarding Management of Risk of Loss	(i)	Important matters are carefully deliberated at the Executive Committee and in other Management Committees on specific action plans to eliminate or reduce business risks.
(ii)

Business processes are specified and risks are evaluated based on guidelines set forth by a committee that oversees financial risk management to ensure the accuracy and reliability of financial reporting. These are all documented in writing, and the status of control activity is regularly confirmed to make risk management work effectively.

(iii)

A risk management system is created through the formulation and observance of various in-house rules to protect the Company from diversifying risks (quality, environmental, disaster, information-related, export management, etc.) and maintain public faith. In particular, Basic Policies Regarding Product Safety has been established, which govern efforts in supplying customers with safe products that will allow comfortable and satisfactory use.

		(iv)	Wide-ranging audits of various types by internal auditing and promotion of the in-house hotline system are carried out for the early detection and resolution of risks.

(4) System for Assuring Directors’ Efficient Execution of Duties

(i)    The Executive Committee and Management Committees are established and important matters are carefully deliberated in advance by Directors, Executive Officers and relevant managers to promote prompt and appropriate decision making by Directors.

(ii)    Based on explanation of management policies in long-term management plans, the Company goals are given concrete shape in medium-term plans, and each division is thoroughly informed of the content of these plans. Furthermore, annual and quarterly short-term plans and monthly budgetary control are used to monitor performance progress, through which the Company makes optimum use of management resources.

(5) System for Ensuring Appropriate Operations of the Corporate Group Comprised of Corporation, its Parent Companies and Subsidiaries	(i) Based on the “Canon Group Code of Conduct,” the Company promotes Groupwide compliance and infuses an awareness of compliance and corporate ethics to share as a set of common values for the Group.
(ii) Policies and measures set forth by the Committee managing and overseeing the “Canon Group Code of Conduct” are implemented at each Group company by compliance staff assigned to each company.
(iii) The internal auditing, legal, and other divisions enhance compliance by providing guidance and monitoring with regard to the observance of laws in the business activities of all Group companies.
(iv) The soundness and efficiency of the Group’s business activities are ensured through the formulation of Groupwide medium-term plans and deliberations in the Management Committee.

(6) Matters Regarding Employees Who Assist the Duties of Audit & Supervisory Board Members When Audit & Supervisory Board Members Request Assignment of Such Employees	(i) A division is established specifically to assist Audit & Supervisory Board Members with their duties. (ii) Full-time employees of a requisite number are assigned to the division.

(7) Matters Regarding Independence of the Employees in (6) Above From Directors	(i) The specific division is an organization independent of the Board of Directors.
(ii) Changes in the division’s personnel require the prior consent of the Audit & Supervisory Board.

(8) System for Directors and Employees to Report to Audit & Supervisory Board Members and System for Other Types of Reporting to Audit & Supervisory Board Members	(i) Directors promptly report to Audit & Supervisory Board Members matters that may have a significant impact on the Company when such matters emerge or are likely to emerge.

(ii)    Directors, Executive Officers and employees deliver reports periodically to Audit & Supervisory Board Members regarding matters Directors and the Audit & Supervisory Board Members have previously agreed upon in consultations.

(iii) Audit & Supervisory Board Members attend the Executive Committee and other important meetings.
(iv) An in-house hotline system is adopted to allow Audit & Supervisory Board Members to receive information from employees.
(9) Other Systems for Securing the Effectiveness of Auditing by Audit & Supervisory Board Members	(i) Audit & Supervisory Board Members periodically receive reports from accounting auditors.
(ii) The Company establishes the systems for providing cooperation and allowing field audits of internal divisions and affiliates to be performed efficiently by Audit & Supervisory Board Members.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets
(Millions of yen)

	As of Dec. 31, 2013	As of Dec. 31, 2012
ASSETS

Current assets:

Cash and cash equivalents	788,909	666,678

Short-term investments	47,914	28,322

Trade receivables, net	608,741	573,375

Inventories	553,773	551,623

Prepaid expenses and other current assets	286,605	262,258
Total current assets	2,285,942	2,082,256

Noncurrent receivables	19,276	19,702

Investments	70,358	56,617

Property, plant and equipment, net	1,278,730	1,260,364

Intangible assets, net	145,075	135,736

Other assets	443,329	400,828

Total assets	4,242,710	3,955,503

	As of Dec. 31, 2013		As of Dec. 31, 2012
LIABILITIES AND EQUITY

Current liabilities:

Short-term loans and current portion of long-term debt	1,299		1,866

Trade payables	307,157		325,235

Accrued income taxes	53,196		60,057

Accrued expenses	315,536		291,348

Other current liabilities	171,119		165,929
Total current liabilities	848,307		844,435

Long-term debt, excluding current installments	1,448		2,117

Accrued pension and severance cost	229,664		272,131

Other noncurrent liabilities	96,514		82,518
Total liabilities	1,175,933		1,201,201

Commitments and contingent liabilities

Equity:

Canon Inc. stockholders’ equity:

Common stock	174,762		174,762

[Authorized shares] (share)	[3,000,000,000	]	[3,000,000,000	]

[Issued shares] (share)	[1,333,763,464	]	[1,333,763,464	]

Additional paid-in capital	402,029		401,547

Legal reserve	63,091		61,663

Retained earnings	3,212,692		3,138,976

Accumulated other comprehensive income (loss)	(80,646)		(367,249)

Treasury stock, at cost	(861,666)		(811,673)

[Treasury shares] (share)	[196,764,060	]	[180,972,173	]
Total Canon Inc. stockholders’ equity	2,910,262		2,598,026

Noncontrolling interests	156,515		156,276
Total equity	3,066,777		2,754,302
Total liabilities and equity	4,242,710		3,955,503

Consolidated Statements of Income

(Millions of yen)

	Year ended Dec. 31, 2013	Year ended Dec. 31, 2012

Net sales	3,731,380	3,479,788

Cost of sales	1,932,959	1,829,822

Gross profit	1,798,421	1,649,966

Operating expenses:

Selling, general and administrative expenses	1,154,820	1,029,646

Research and development expenses	306,324	296,464

	1,461,144	1,326,110

Operating profit	337,277	323,856

Other income (deductions):

Interest and dividend income	6,579	6,792

Interest expense	(550)	(1,022)

Other, net	4,298	12,931

	10,327	18,701

Income before income taxes	347,604	342,557

Income taxes	108,088	110,112

Consolidated net income	239,516	232,445

Less: Net income attributable to noncontrolling interests	9,033	7,881

Net income attributable to Canon Inc.	230,483	224,564

Notes to Consolidated Balance Sheets
<Notes to Consolidated Balance Sheets as of December 31, 2013>
1.	Allowance for doubtful receivables:	12,730 million yen
2.	Accumulated depreciation:	2,383,530 million yen
3.

Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, net unrealized gains and losses on securities, net gains and losses on derivative financial instruments and pension liability adjustments.

4.	Collateral assets:	1,246 million yen
5.	Guarantee obligations for bank loans taken out by employees:	12,315 million yen
<Note to Per Share Information as of December 31, 2013>
	Canon Inc. stockholders’ equity per share	2,559.60 yen

Note to Statements of Income
<Note to Per Share Information for the year ended December 31, 2013>
Net income attributable to Canon Inc. stockholders per share
	Basic	200.78 yen
	Diluted	200.78 yen

Consolidated Statement of Equity

(Millions of yen)

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. stockholders’ equity	Noncontrolling interests	Total equity

Balance at December 31, 2012	174,762	401,547	61,663	3,138,976	(367,249)	(811,673)	2,598,026	156,276	2,754,302

Equity transactions with noncontrolling interests and other		489		295	(655)		129	(11,182)	(11,053)

Dividends paid to Canon Inc. stockholders				(155,627)			(155,627)		(155,627)

Dividends paid to noncontrolling interests								(3,267)	(3,267)

Transfers to legal reserve			1,428	(1,428)			-		-

Comprehensive income:

Net income				230,483			230,483	9,033	239,516

Other comprehensive income, net of tax

Foreign currency translation adjustments					249,791		249,791	1,785	251,576

Net unrealized gains and losses on securities					6,097		6,097	515	6,612

Net gains and losses on derivative instruments					2,056		2,056	-	2,056

Pension liability adjustments					29,314		29,314	3,355	32,669

Total comprehensive income							517,741	14,688	532,429

Repurchase of treasury stock, net		(7)		(7)		(49,993)	(50,007)		(50,007)

Balance at December 31, 2013	174,762	402,029	63,091	3,212,692	(80,646)	(861,666)	2,910,262	156,515	3,066,777

Notes to Consolidated Financial Statements

<Notes to Basic Significant Matters Regarding Preparation of Consolidated Financial Statements>

Significant Accounting Policies

1. Group Position

   The number of consolidated subsidiaries was 257, and the number of affiliated companies accounted for by the equity method was 11.

2. Basis of Presentation

   The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) pursuant to the provision of paragraph 1, Article 120-2 of the Company Accounting Regulations. However, certain disclosures required under US GAAP are omitted pursuant to the provision of the latter part of that paragraph.

3. Cash Equivalents

   All highly liquid investments acquired with an original maturity of three months or less are considered to be cash equivalents.

4. Translation of Foreign Currencies

   Assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the balance sheet date. Exchange differences are charged or credited to income. Assets and liabilities of subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date and income and expense items are translated at the average exchange rates prevailing during the year. The resulting translation adjustments are reported in other comprehensive income (loss).

5. Inventories

   Inventories are stated at the lower of cost or market value. Cost is determined by the average method for domestic inventories and principally the first-in, first-out method for overseas inventories.

6. Investments

   Canon accounts for its debt and marketable equity securities as follows. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available for-sale securities are excluded from earnings and are reported in other comprehensive income (loss) until realized. Realized gain and losses are determined on the average cost method.

7. Property, Plant and Equipment

   Property, plant and equipment are depreciated principally by the declining-balance method.

8. Goodwill and Other Intangible Assets

   Goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment at least annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Intangible assets with finite useful lives are amortized over the respective estimated useful lives. Software is amortized on a straight-line basis over the period of three to five years. Customer relationship is amortized principally by the declining-balance method over the period of five years.

9. Impairment of Long-Lived Assets

   Long-lived assets, such as property, plant and equipment, and acquired intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

10. Basis of Recording Allowances

(Allowance for doubtful accounts)

   An allowance for doubtful accounts is provided based on credit loss history and an evaluation of any specific doubtful accounts.

(Accrued pension and severance cost)

   Pension and severance cost is accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. Unrecognized actuarial loss is recognized by amortizing a portion in excess of a corridor (i.e., 10% of the greater of the projected benefit obligations or the fair value of plan assets) using the straight-line method over the average remaining service period of employees. Unrecognized prior service cost or credit is amortized using the straight-line method over the average remaining service period of employees.

11. Taxes collected from customers

   Taxes collected from customers and remitted to governmental authorities are excluded from revenues, cost and expenses in consolidated statements of income.

12. Stock-Based Compensation

   Canon measures stock-based compensation cost at the grant date, based on the fair value of the award, and recognizes the cost on a straight-line basis over the requisite service period.

13. Net Income Attributable to Canon Inc. Stockholders Per Share

   Basic net income attributable to Canon Inc. stockholders per share is computed by dividing net income by the weighted-average number of common shares outstanding during each year. Diluted net income attributable to Canon Inc. stockholders per share includes the effect from potential issuance of common stock based on the assumption that all stock options were exercised.

<Notes to Financial Instruments>

1. Status of Financial Instruments

Canon invests in highly safe and short-term financial instruments.

Canon has certain financial instruments such as trade receivables and securities. Canon reduces the customer credit risk related to trade receivables in accordance with its credit management policy. At December 31, 2013, a major customer accounted for approximately 15% of consolidated trade receivables. Securities consist primarily of equity securities of the companies with which Canon has a business relationship.

Derivative financial instruments are comprised principally of foreign exchange contracts to reduce the risk. Canon does not hold or issue derivative financial instruments for trading and speculative purposes.

2. Fair Value of Financial Instruments

The estimated fair values of Canon’s financial instruments as of December 31, 2013 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The following summary excludes non-marketable equity securities accounted for under the cost method (balance sheet amount 14,794 million yen) as it was not practicable to estimate the fair value of such investments.

		(Millions of yen)
	Carrying amount	Estimated fair value	Difference
Available-for-sale securities	35,392	35,392	-
Long-term debt, including current portion	(2,693)	(2,693)	-
Foreign exchange contracts:
Assets	254	254	-
Liabilities	(14,945)	(14,945)	-

The following methods and assumptions are used to estimate the fair value in the above table.

Available-for-sale securities

Available-for-sale securities are recorded at fair value.

Long-term debt

The fair values of Canon’s long-term debt instruments are based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity.

Foreign exchange contracts

The fair values of foreign exchange contracts are measured based on the market price obtained from financial institutions.

<Note to Real Estate for Rent and Others>

There was no significant item.

FINANCIAL STATEMENTS

Balance Sheets
(Millions of yen)

	As of Dec. 31, 2013	As of Dec. 31, 2012
ASSETS
Current assets	1,074,602	995,363
Cash and deposits	34,054	28,719
Notes receivable	133	422
Accounts receivable	580,037	552,354
Short-term investments	100,660	51,420
Finished goods	91,423	99,737
Work in process	68,901	78,134
Raw materials and supplies	5,920	6,094
Deferred tax assets	16,686	18,560
Short-term loans receivable	94,379	75,936
Other current assets	82,475	84,385
Allowance for doubtful receivables	(66)	(398)
Fixed assets	1,311,290	1,341,639
Property, plant and equipment, net	685,526	723,256
Buildings	403,330	427,801
Machinery	71,301	85,902
Vehicles	149	75
Tools and equipment	17,459	20,256
Land	146,838	146,898
Construction in progress	46,449	42,324
Intangible fixed assets	30,955	31,950
Software	29,839	30,424
Other intangibles	1,116	1,526
Investments and other assets	594,809	586,433
Investment securities	44,244	29,729
Investments in affiliated companies	496,195	495,167
Long-term loans receivable	-	1,732
Long-term pre-paid expenses	7,924	8,317
Deferred tax assets-noncurrent	43,418	48,333
Guarantees	865	902
Other noncurrent assets	2,239	2,328

Allowance for doubtful receivables-noncurrent	(76)	(75)
Total assets	2,385,892	2,337,002

	As of Dec. 31, 2013	As of Dec. 31, 2012
LIABILITIES AND NET ASSETS
Current liabilities	776,965	700,617
Notes payable	1,018	1,032
Accounts payable	301,050	292,595
Short-term loans payable	322,653	239,741
Other payables	40,628	40,900
Accrued expenses	45,851	46,028
Accrued income taxes	32,285	40,868
Deposits	9,369	8,066
Accrued warranty expenses	1,487	1,980
Accrued bonuses for employees	4,549	4,382
Accrued directors’ bonuses	206	191
Other current liabilities	17,869	24,834
Noncurrent liabilities	41,897	41,697
Accrued pension and severance cost	35,044	33,507
Accrued directors’ retirement benefits	-	1,575
Reserve for environmental provision	3,437	5,084
Accrued long service rewards for employees	1,442	1,522
Other noncurrent liabilities	1,974	9
Total liabilities	818,862	742,314
Stockholders’ equity	1,558,754	1,593,998
Common stock	174,762	174,762
Capital surplus	306,288	306,288
Additional paid-in capital	306,288	306,288
Retained earnings	1,939,370	1,924,621
Legal reserve	22,114	22,114
Other retained earnings	1,917,256	1,902,507
Reserve for special depreciation	294	434
Reserve for deferral of capital gain on property	3,369	3,089
Special reserves	1,249,928	1,249,928
Retained earnings brought forward	663,665	649,056
Treasury stock	(861,666)	(811,673)
Valuation and translation adjustments	5,888	(1,669)
Net unrealized gains (losses) on securities	7,239	699
Net deferred profits (losses) on hedges	(1,351)	(2,368)
Subscription rights to shares	2,388	2,359
Total net assets	1,567,030	1,594,688
Total liabilities and net assets	2,385,892	2,337,002

Statements of Income

(Millions of yen)

	Year ended Dec. 31, 2013	Year ended Dec. 31, 2012
Net sales	2,128,798	2,113,420

Cost of sales	1,510,014	1,488,101
Gross profit	618,784	625,319

Selling, general and administrative expenses	430,293	426,624
Operating profit	188,491	198,695
Other income	86,983	78,663

Interest income	959	1,470

Dividend income	18,495	10,683

Rental income	35,564	38,017

Royalty income	24,058	16,969

Foreign exchange income	259	2,655

Miscellaneous income	7,648	8,869

Other expenses	38,779	41,630

Interest expense	1,659	2,214

Depreciation of rental assets	32,556	34,631

Miscellaneous loss	4,564	4,785
Ordinary profit	236,695	235,728
Non-ordinary income	266	506

Gain on sales of fixed assets	178	231

Gain on sales of investment securities	28	123

Gain on reversal of subscription rights to shares	60	152

Non-ordinary loss	1,568	5,128

Loss on sales and disposal of fixed assets	1,568	4,159

Write-off of investment securities	-	969
Income before income taxes	235,393	231,106

Income taxes - Current	62,366	67,327

- Deferred	2,644	6,132
Net income	170,383	157,647

Notes to Balance Sheets
<Notes to Balance Sheets as of December 31, 2013>
1.	Accumulated depreciation of property, plant and equipment
1,336,997 million yen
2.	Guarantees
	Mortgage bank loans for employees	7,587 million yen
3.	Receivable and Payable for affiliated companies
	Receivables	719,873 million yen
	Payables	597,768 million yen
<Note to Per Share Information as of December 31, 2013>
	Net assets per share	1,376.11 yen

Notes to Statements of Income
<Note to Statement of Income for the year ended December 31, 2013>
Transactions with affiliated companies
	Sales	2,084,319 million yen
	Purchase	1,511,709 million yen
	Other transactions	68,660 million yen
<Note to Per Share Information for the year ended December 31, 2013>
	Net income per share	148.43 yen

Statement of Changes in Net Assets

(Millions of yen)

	Stockholders’ equity									Valuation and translation adjustments		Subscription rights to shares	Total net assets
	Common stock	Capital surplus	Retained earnings					Treasury Stock	Total stockholders’ equity	Net Unrealized Gains (losses) On securities	Net deferred profits (losses) on hedges
		Additional paid-in capital	Legal reserve	Other retained earnings
				Reserve for special depreciation	Reserve for deferral of Capital gain on property	Special reserves	Retained earnings brought forward
Balance at the beginning of current period	174,762	306,288	22,114	434	3,089	1,249,928	649,056	(811,673)	1,593,998	699	(2,368)	2,359	1,594,688

Changes of items during the period

Reversal of reserve for special depreciation				(140)			140		-				-
Transfer to reserve for deferral of capital gain on property					386		(386)		-				-
Reversal of reserve for deferral of capital gain on property					(106)		106		-				-
Dividends paid							(155,627)		(155,627)				(155,627)
Net income							170,383		170,383				170,383
Purchase of treasury stock								(50,043)	(50,043)				(50,043)
Disposal of treasury stock							(7)	50	43				43
Net changes of items other than stockholders’ equity									-	6,540	1,017	29	7,586
Total changes of items during the period	-	-	-	(140)	280	-	14,609	(49,993)	(35,244)	6,540	1,017	29	(27,658)
Balance at the end of current period	174,762	306,288	22,114	294	3,369	1,249,928	663,665	(861,666)	1,558,754	7,239	(1,351)	2,388	1,567,030

<Notes to Statements of Changes in Net Assets>
1.	Number of issued shares as of December 31, 2013	1,333,763,464 shares
2.	Classes and shares of treasury stock

				(Shares)
Classes of stock	Balance at the beginning of current period	Increase	Decrease	Balance at the end of current period
Common stock	180,972,173	15,802,961	11,074	196,764,060

(Reason for change)

The increase of 15,802,961 shares reflects the acquisition of 15,790,000 shares as approved by the resolution of the board of directors’ meeting, and the purchase of shares less-than-one-unit, 12,961 shares in total, requested by shareholders.

The decrease of 11,074 shares reflects the transfer of 8,600 shares due to the exercise of stock options which have vested, and the sale of shares less-than-one-unit, 2,474 shares in total, requested by shareholders.

3. Payment for dividends

(1) Amount of dividends paid

Decision	Classes of stock	Cash dividend (Millions of yen)	Dividend per share (yen)	Record date	Effective date
March 28, 2013 Ordinary general meeting of shareholders	common stock	80,695	70.00	December 31, 2012	March 29, 2013
June 26, 2013 Board of directors’ meeting	common stock	74,932	65.00	June 30, 2013	August 27, 2013

(2) Dividends whose record date is included in the current fiscal year and effective date is after the current fiscal year-end.

Scheduled	Classes of stock	Cash dividend (Millions of yen)	A source of dividend	Dividend per share (yen)	Record date	Effective date
March 28, 2014 Ordinary general meeting of shareholders	common stock	73,905	Retained earnings	65.00	December 31, 2013	March 31, 2014

Notes to Non-C.onsolidated Financial Statements

<Notes to Significant Accounting Policies>

1. Valuation of Securities

(1)	Securities of subsidiaries and affiliates----stated at cost based on the moving average method.
(2)	Other securities:
Securities with quotation----stated at fair value (unrealized holdings gains and losses are reported in net assets, when sold, the cost is based on the moving average method).
Securities without quotation----stated at cost based on the moving average method.

2. Valuation of Inventories

(1)	Finished goods; work in process----valued at cost based on the periodic average method (amount shown in the balance sheet is devaluated due to decline in profitability).
(2)	Raw materials and supplies----valued at cost based on the moving average method (amount shown in the balance sheet is devaluated due to decline in profitability).

3. Depreciation Method of Fixed Assets

(1)

Property, plant and equipment (excluding lease assets)----calculated by declining-balance method. For buildings (excluding fixtures) acquired on or after April 1,1998, depreciation is calculated by straight-line method.

(2)

Intangible fixed assets----calculated by straight-line method. With regard to software for sale, calculated based on the estimated marketable period in consideration of marketing plan etc. of the relevant products (3 years), and with regard to internal-use software, calculated based on the estimated useful period in the Company (5 years).

(3)	Lease assets----calculated by straight-line method. The engaged lease period is determined as the useful life of each lease asset.

4.	Deferred Charges----The items which can be deferred under the Corporation Law charged to operations as incurred.

5. Basis of Recording Allowances

(1)	Allowance for doubtful accounts----provided as general provision for uncollectible receivables
----General accounts
Allowances are provided using a rate determined by past debt experience.

----Allowance for accounts considered to be uncollectible and accounts in bankruptcy filing are provided for individual estimated uncollectible amount, primarily determined based on the respective customer’s financial conditions.

(2)	Accrued warranty expenses----provided as general provision for product after-sales service expenses and no charge repair cost on an estimated amount based on the historical performance.
(3)	Accrued bonuses for employees----provided as general provision for bonus to employees for this term based on an amount expected to pay.
(4)	Accrued directors’ bonuses----provided as general provision for bonus to directors for this term based on an amount expected to pay.
(5)

Accrued pension and severance cost----provided as general provision for employee retirement and severance benefits based on projected benefits obligation and expected plan asset. Prior service cost and actuarial variance are amortized by straight-line method with average remaining service periods.

(6)

Reserve for environmental provision----provided as general provision for the future environmental-related cost, such as construction costs to prevent the proliferation of soil pollution, and also clean up costs of hazardous substances based on the related regulations.

(7)

Accrued long service rewards for employees----provided as general provision for reward for employees in accordance with management policy for long service employees for this term based on an amount expected to pay.

6. Hedge accounting

(1)	Hedge accounting----deferral hedge accounting has been applied.
(2)

Hedging instrument and hedged items Hedging instrument----derivative transaction (foreign exchange contract) Hedged items----accounts receivables denominated in foreign currency for forecasted transaction

(3)

Hedge policy----derivative financial instruments are comprised principally of foreign exchange contracts to manage currency risk. The Company does not hold derivative financial instrument for trading purpose.

(4)

Assessment of hedge effectiveness----as the substantial terms of hedging instruments and of hedged items are the same, the fluctuations of foreign currency exchange rates are offset by each other at the hedge’s inception and on an ongoing basis. Hedge effectiveness is assessed by verifying those relationships.

7. Notes to Others

(1)	Consumption Taxes----excluded from the statements of income and are accumulated in other receivables or other payables.
(2)	Consolidated Taxation System----applied

<Notes to Deferred Income Tax>

 Major items of deferred tax assets and liabilities

(Deferred tax assets)
Accrued pension and severance cost	21,784 million yen
Loss on devaluation of investments in subsidiaries	4,459 million yen
Loss on disposal and write-off of inventories	2,394 million yen
Outstanding enterprise tax	3,252 million yen
Depreciation of fixed assets in excess of limit	4,804 million yen
Loss on impairment of fixed assets	1,538 million yen
Excess in amortization of software	11,097 million yen
Amortization of deferred charges in excess of limit	8,107 million yen
Other	16,897 million yen
Subtotal deferred tax assets	74,332 million yen
Valuation reserve	(6,764) million yen
Total deferred tax assets	67,568 million yen
(Deferred tax liabilities)
Reserve for special depreciation	(176) million yen
Reserve for deferral of capital gain on property	(2,013) million yen
Other	(5,275) million yen
Total deferred tax liabilities	(7,464) million yen
Net deferred tax assets	60,104 million yen

<Notes to Transaction with Related Parties>

(Millions of yen)

Status	Company name	Ratio of voting rights held by the Company	Relationship with the Company	Transaction details	Transaction amount	Item	Balance as of December 31, 2013
Subsidiary	Canon Marketing Japan Inc.	(Possession) Direct: 58.5% Indirect: 0.0%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	241,893	Accounts receivable	76,384
				Borrowings of funds	10,000	Short- term loans payable	50,000
Subsidiary	Oita Canon Inc.	(Possession) Direct: 100%	Production of the Company’s products Interlocking directorate	Purchase of products, components and others	189,174	Accounts payable	47,497
Subsidiary	Canon Finetech Inc.	(Possession) Direct: 100%	Production of the Company’s products	Borrowings of funds	1,300	Short- term loans payable	31,300
Subsidiary	Canon U.S.A., Inc.	(Possession) Direct: 100%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	561,438	Accounts receivable	145,978
				Borrowings of funds	6,584	Short- term loans payable	36,887
Subsidiary	Canon Europa N.V.	(Possession) Indirect: 100%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	614,061	Accounts receivable	158,731
				Borrowings of funds	26,678	Short- term loans payable	64,516
Subsidiary	Canon Singapore Pte. Ltd.	(Possession) Direct: 100%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	246,464	Accounts receivable	61,186
				Borrowings of funds	19,571	Short- term loans payable	36,887
Subsidiary	Canon (China) Co., Ltd.	(Possession) Direct: 100%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	160,792	Accounts receivable	42,447
Subsidiary	Océ Holding B.V.	(Possession) Indirect: 100%	Development and Production of the Company’s products	Lending of funds	14,650	Short- term loans receivable	29,677

Conditions of transactions and policy regarding determination of conditions of transaction.

(Note 1)	The transactions above are determined on a fair price basis.
(Note 2)	Consumption taxes are excluded from the transaction amount, however, included in the balance at December 31, 2013.
(Note 3)

The loans payable from Canon Marketing Japan Inc., Canon Finetech Inc., Canon U.S.A., Inc., Canon Europa N. V. and Canon Singapore Pte. Ltd. are intended to make best use of the funding in the Canon Group. Transaction amount shows net loan and repayment. The interests are determined reasonably based on market interest rate.

(Note 4)

The loan receivable to Océ Holding B.V. is intended to make best use of the funding in the Canon Group. Transaction amount shows net loan and collection. The interests are determined reasonably based on market interest rate.

(Note 5)	Ratio of voting rights held by the Company for “Indirect” of Canon Marketing Japan Inc. shows 0.0% because the value is a fraction amount.

ACCOUNTING AUDIT REPORT OF ACCOUNTING AUDITOR ON CONSOLIDATED FINANCIAL STATEMENTS

(TRANSLATION)
Report of Independent Auditors

February 10, 2014
The Board of Directors Canon Inc.

Ernst & Young ShinNihon LLC
Koichi Hanabusa	Certified Public Accountant
Designated and Engagement Partner
Norimitsu Yanai	Certified Public Accountant
Designated and Engagement Partner
Yoshihiko Nakatani	Certified Public Accountant
Designated and Engagement Partner
Shigeru Sekiguchi	Certified Public Accountant
Designated and Engagement Partner

Pursuant to Paragraph 4, Article 444 of the Corporation Law, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of equity and the notes to consolidated financial statements of Canon Inc. (the “Company”) applicable to the fiscal year from January 1, 2013 through December 31, 2013.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the provision of the second sentence, Paragraph 1, Article 120-2 of the Company Accounting Regulations, which permits the omission of certain disclosure items required under the accounting principles generally accepted in the United States, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion from an independent perspective on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures are selected and applied depending on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors do not consider internal control for the purpose of expressing an opinion on its effectiveness, but consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used, the method of their application, and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, which omits some disclosure items required under the accounting principles generally accepted in the United States in accordance with the provision of the second sentence, Paragraph 1, Article 120-2 of the Company Accounting Regulations, present fairly, in all material respects, the financial position and results of operations of the Canon Group, which consisted of the Company and consolidated subsidiaries, applicable to the fiscal year ended December 31, 2013.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

ACCOUNTING AUDIT REPORT OF ACCOUNTING AUDITOR

(TRANSLATION)
Report of Independent Auditors

February 10, 2014
The Board of Directors Canon Inc.

Ernst & Young ShinNihon LLC
Koichi Hanabusa	Certified Public Accountant
Designated and Engagement Partner
Norimitsu Yanai	Certified Public Accountant
Designated and Engagement Partner
Yoshihiko Nakatani	Certified Public Accountant
Designated and Engagement Partner
Shigeru Sekiguchi	Certified Public Accountant
Designated and Engagement Partner

Pursuant to Item 1, Paragraph 2, Article 436 of the Corporation Law, we have audited the accompanying financial statements, which comprise the balance sheet, the statement of income, the statement of changes in net assets, the notes to non-consolidated financial statements, and the related supplementary schedules of Canon Inc. (the “Company”) applicable to the 113th fiscal year from January 1, 2013 through December 31, 2013.

Management’s Responsibility for the Financial Statements and the Related Supplementary Schedules

Management is responsible for the preparation and fair presentation of the financial statements and the related supplementary schedules in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the financial statements and the related supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion from an independent perspective on the financial statements and the related supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the related supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the related supplementary schedules. The procedures are selected and applied depending on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements and the related supplementary schedules, whether due to fraud or error. In making those risk assessments, the auditors do not consider internal control for the purpose of expressing an opinion on its effectiveness, but consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the related supplementary schedules in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used, the method of their application, and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the related supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Canon Inc. applicable to the 113th fiscal year ended December 31, 2013 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

AUDIT REPORT OF AUDIT & SUPERVISORY BOARD

Audit Report

Regarding the performance of duties by the Directors for the 113th business term from January 1, 2013, to December 31, 2013, we have prepared this Audit Report upon deliberation based on the audit reports prepared by each Audit & Supervisory Board Member and hereby report as follows:

1. Auditing Methods Employed by the Audit & Supervisory Board Members and Audit & Supervisory Board and Details of Such Audit

We established auditing policies, allocation of duties and other relevant matters, and received reports from each Audit & Supervisory Board Member regarding their execution of audits and results thereof, as well as reports from the Directors, other relevant personnel, and the Accounting Auditor regarding performance of their duties, and sought explanations as necessary.

Each Audit & Supervisory Board Member complied with the auditing standards of Audit & Supervisory Board Members established by the Audit & Supervisory Board, followed the auditing policies, allocation of duties, and other relevant matters, communicated with such as the Directors, the internal auditing and other employees, and made efforts to establish the environment for collecting information and auditing, and participated in the meetings of the Board of Directors and other important meetings, received reports from such as the Directors and employees regarding performance of their duties, sought explanations as necessary, examined important authorized documents and associated information, and studied the operations and status of assets at the headquarters and principal offices. In addition, we periodically received reports regarding the status of establishment and operation from Directors, employees and others, requested explanations as necessary, and expressed opinions regarding the system for ensuring that the performance of duties by the Directors conforms to the related laws and regulations and Articles of Incorporation, as well as the resolution of the Board of Directors regarding the organization of the system stipulated in Item 1 and Item 3, Article 100, of the Enforcement Regulations of the Corporation Law and the status of the system based on such resolution (Internal Control System), which are necessary for ensuring propriety of company’s operations, both of which are described in the business report. With respect to subsidiaries, we communicated and exchanged information with Directors and Audit & Supervisory Board Members of subsidiaries, and received business reports from subsidiaries as necessary. Based on the above methods, we examined the business report and the accompanying detailed statements for this business term.

Furthermore, we monitored and verified whether the Accounting Auditor maintained their independence and implemented appropriate audits, and we received reports from the Accounting Auditor regarding the performance of their duties and sought explanations as necessary. In addition, we received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Company Accounting Regulations) is organized in accordance with the “Quality Management Standards Regarding Audits” (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations as necessary. Based on the above methods, we examined the financial statements (balance sheet, statement of income, statement of changes in net assets, and notes to non-consolidated financial statements) and the accompanying detailed statements as well as the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of equity, and notes to consolidated financial statements) for this business term.

2. Audit Results

(1)  Results of Audit of Business Report and Other Relevant Documents

1.  We confirm that the business report and the accompanying detailed statements fairly  represent the Company’s conditions in accordance with the related laws and regulations and  Articles of Incorporation.

2.  We have found no significant evidence of wrongful act or violation of related laws and  regulations, nor the Articles of Incorporation with regard to the performance of duties by the  Directors.

3.  We confirm that the content of the resolution of the Board of Directors regarding the Internal  Control System is proper. In addition, we have found no matters on which to remark in  regard to the performance of duties by the Directors regarding the Internal Control System.

(2)  Results of Audit of financial statements and the accompanying detailed statements

We confirm that the methods and results of the audit employed by the Accounting Auditor, Ernst Young ShinNihon LLC, are proper.

(3)  Results of Audit of consolidated financial statements

We confirm that the methods and results of the audit employed by the Accounting Auditor, Ernst Young ShinNihon LLC, are proper.

February 10, 2014

Audit & Supervisory Board, Canon Inc.

Audit & Supervisory Board Member	Shunji Onda
Audit & Supervisory Board Member	Kengo Uramoto
Audit & Supervisory Board Member	Tadashi Ohe
Audit & Supervisory Board Member	Kazunori Watanabe
Audit & Supervisory Board Member	Kuniyoshi Kitamura

Note:  Audit & Supervisory Board Members, Tadashi Ohe, Kazunori Watanabe and Kuniyoshi Kitamura are  Outside Audit & Supervisory Board Members, as provided in Item 16, Article 2, and Paragraph 3, Article  335, of the Corporation Law.

REFERENCE

Topics

Disaster Support Following Philippines Typhoon

In November, the central Philippines took a direct hit from Typhoon –Haiyan (Yolanda), the most powerful typhoon of 2013, causing immense damage to the island of Leyte and other areas. In response to this disaster, the Canon Group donated 10 million yen in relief funds to the Japanese Red Cross Society. In addition, three locally incorporated Canon Group companies with business bases in the Philippines, including Canon Business Machines (Philippines), Inc., prepared emergency relief supplies such as water, food and clothing, and sent them to the affected areas.

Global Warming Symposium Held

The Canon Institute for Global Studies was established to assess the direction Japan and the world should take in the future, investigate and analyze challenges, and provide information. The institute proposes medium- and long-term visions for the reduction of global warming that can be shared across the world. In July, the institute held a public symposium in which experts from around Japan exchanged a variety of opinions on such themes as the form Japan’s long-term energy policy should take.

Support for Work to Preserve Cultural Properties

Mexico’s National Museum of Anthropology, which counts precious archaeological finds from the Aztec culture among its possessions, is engaged in a project to create digital archives. In this project, the museum’s approximately 7,700 exhibited items, its 120,000 possessions and other items are scheduled to be digitally archived by 2015, thus helping to preserve them. Canon Mexicana is making use of both its equipment and technical know-how to support the project.

Furusato Project—Linking Our Dream to the Future

Various Canon Group companies in Japan are engaged in the “Furusato Project—Linking Our Dream to the Future” with the aim of bequeathing a beautiful, verdant furusato (hometown) for the future of our children. The project supports organizations engaged in activities such as reviving disused arable land by donating funds to them in accordance with the number of used cartridges and other items returned. In addition, the project helps to enable Canon Group employees and others to participate as volunteers in the organizations’ activities. In 2013, there were 35 activities around Japan, involving a total of 842 volunteers.

Notes

Business term	From January 1 to December 31 of each year
Ordinary general meeting of shareholders	March of each year
Record date for above	December 31 of each year
Record date for interim dividends	June 30 of each year

Information on Share Handling Procedures

1.	Should you have any inquiries about the following procedures pertaining to shares of Canon Inc., please contact your securities company etc.

Address change	Name change	Inheritance

Dividend transfer designation	Requests for purchase or sale of shares less than one unit	Issuance of certification such as change in shares
etc.

2.

Should you have any inquiries about the above procedures in cases where your shares are managed in a special account (tokubetsu koza) (*), or about procedures for payment of accrued dividends or the issuance of documents such as statements of payment, Mizuho Trust & Banking Co., Ltd. handles these procedures, so please contact as shown below.

Website	Mizuho Trust & Banking Co., Ltd. (procedures pertaining to shares) http://www.mizuho-tb.co.jp/daikou/index.html
Phone	0120-288-324 (Toll free, available in Japan only) Operating hours: 9:00 – 17:00 (Monday – Friday except national holidays)
Address	Stock Transfer Agency Department of Mizuho Trust & Banking Co., Ltd. 8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-8507

*

A special account is an account for the management of shares that are not managed at a securities company etc. For the sale of shares that are managed in a special account, it is necessary to carry out procedures for the transfer of such shares to an account at a securities company etc. Should you have any inquiries about such procedures, please contact Mizuho Trust & Banking Co., Ltd.

Manager of the register of shareholders / Account management institution for the special account (tokubetsu koza)	2-1, Yaesu 1-chome, Chuo-ku, Tokyo Mizuho Trust & Banking Co., Ltd.
Business handling place	Stock Transfer Agency Department, Head Office Mizuho Trust & Banking Co., Ltd.
Number of shares constituting one unit	100 shares
Method of public notice	Publication in The Nikkei
Stock exchange listings	Tokyo, Nagoya, Fukuoka, Sapporo and New York
Securities code	7751

For those shareholders who receive dividends by way of “Receipt of Dividend”

The way to receive dividends is shown on the backside of “Receipt of Dividend.”

We recommend one of the following three methods as a safer and more expeditious way to receive dividends. For more information, please ask your securities company etc.

i)      The method of depositing the dividends of all the issues, including shares of Canon Inc., that are managed by a shareholder using securities company accounts into said securities company accounts. (System of allocating dividends to securities company accounts in proportion to the number of shares held in respective accounts)

ii)     The method of transferring the dividends of all the issues, including shares of Canon Inc., held by a shareholder into the same bank deposit account.

        (System of receiving dividends in the account registered for receipt of dividends)

iii)    The method of transferring dividends into an account at a financial institution such as a bank (including Japan Post Bank).

        (System of designating an account for each issue held)

*It is not possible to use method i) for shares that are managed in a special account.

*In the case of method ii), it is not possible to choose a Japan Post Bank account as the account into which the dividends are transferred.

To Shareholders Holding Shares Less Than One Unit

The trading unit of Canon Inc. shares (1 unit) is 100 shares and you can not purchase or sell the Canon Inc. shares less than one unit (1–99 shares; hereinafter “Less-than-one-unit Shares”) on securities markets. However, you may purchase or sell these shares by the methods below.

(Example: For a shareholder holding 80 shares)

*In the case that you are a shareholder of Less-than-one-unit Shares in an account of securities company etc., please carry out procedures at the securities company etc.

*In the case that you are a shareholder of Less-than-one-unit Shares in a special account (a shareholder who does not have an account in securities company etc.), please contact our manager of the register of shareholders (Mizuho Trust & Banking Co., Ltd.; 0120-288-324, toll free, available in Japan only).